Project Fractal – IP License Agreement

Date: April 26, 2024
日期：2024年4月26日

INTELLECTUAL PROPERTY LICENSE AGREEMENT
知识产权许可协议

Executed By
由

Maxeon Solar Pte. Ltd.

And
和

Zhonghuan Singapore Investment and Development Pte. Ltd.
中环新加坡投资发展私人有限公司

签署

STRICTLY CONFIDENTIAL | © 2024 Maxeon Solar Technologies, Ltd.

Project Fractal – IP License Agreement
TABLE OF CONTENTS
目录

ARTICLE I	DEFINITION	2
第一条	释义	2
ARTICLE II	LICENSE OF LICENSED TECHNOLOGY	10
第二条	被许可技术的许可	10
ARTICLE III	LICENSE FEE	13
第三条	许可费	13
ARTICLE IV	SUBLICENSE; LIMITATIONS TO LICENSE	14
第四条	分许可；许可限制	14
ARTICLE V	IMPROVEMENTS	17
第五条	改进	17
ARTICLE VI	COMPLIANCE	21
第六条	遵守出口控制的规定	21
ARTICLE VII	SUBCONTRACT	25
第七条	分包	25
ARTICLE VIII	QUALITY CONTROL	26
第八条	质量控制	26
ARTICLE IX	MAINTENANCE OF RECORDS	27
第九条	记录的保留	27
ARTICLE X	WARRANTY, INDEMNITY AND INFRINGEMENT	27
第十条	保证、赔偿与侵权	27
ARTICLE XI	CONFIDENTIALTIY	33
第十一条	保密	33
ARTICLE XII	TERM AND TERMINATION	39
第十二条	期限与终止	39
ARTICLE XIII	MISCELLANEOUS	43
第十三条	其他	43

STRICTLY CONFIDENTIAL | © 2024 Maxeon Solar Technologies, Ltd.

Project Fractal – IP License Agreement

This Intellectual Property License Agreement (this “Agreement”) is entered into on April 26, 2024 (“Execution Date”), by and between:
本知识产权许可协议（本“协议”）由以下双方于2024年4月26日（“签署日”）签署：

Party A: Maxeon Solar Pte. Ltd., a company incorporated and registered in Singapore, with its registered place of business at 8 Marina Boulevard #05-02, Marina Bay Financial Center 018981, Singapore (the “Licensor”); and
甲方：Maxeon Solar Pte. Ltd.，一家在新加坡组建并注册的公司，其注册营业地位于新加坡邮区018981滨海湾金融中心滨海大道8号#05-02（“许可方”）；和

Party B: Zhonghuan Singapore Investment and Development Pte. Ltd., a company incorporated and registered in Singapore, with its registered place of business at 6 Raffles Quay, #14-06, Singapore (048580), Singapore (the “Licensee”).
乙方：中环新加坡投资发展私人有限公司，一家在新加坡组建并注册的公司，其注册营业地位于新加坡邮区048580莱佛士码头6号#14-06（“被许可方”）。
The Licensor and the Licensee are hereinafter collectively referred to as the “Parties” and individually as a “Party”.
许可方和被许可方以下合称为“双方”，单独称为“一方”。

RECITALS
序言
WHEREAS:
鉴于：
(A)The Licensor and its Affiliates maintain an internationally leading position in the manufacture of shingled-cell photovoltaic module products using an innovative type of shingled-cell photovoltaic technology owned by the Licensor (the “P-Series Products”), and they possess the relevant proprietary information, manufacturing and operation know-how, trade secrets, patent rights and other relevant proprietary manufacturing and management technology and experience.
许可方及其关联方在利用许可方拥有的新型叠层光伏技术制造叠瓦光伏组件产品（下称“P系列产品”）方面具有国际领先地位，并掌握了该等产品的相关专有资料、制造和运营技术、商业秘密、专利权以及其他有关的专有制造与管理技术和经验。
(B)The Licensor has entered into a series of License Agreements with certain Affiliates of the Licensee in the PRC (including HSPV and HSNE) (the “Existing Agreements”), whereby the Licensor has provided the Licensee’s Affiliates with a license to the Licensed Technology, and necessary technology assistance to the Licensee’s Affiliates enabling design, manufacture, sales, and improvement of the P-Series Products in the

Project Fractal – IP License Agreement
PRC, pursuant to the terms and conditions set out in the Existing Agreements. The Existing Agreements are terminated on the Execution Date.
许可方与被许可方在中国的某些关联方（包括环晟光伏和环晟新能）签订了一系列知识产权许可协议（“现有协议”）。根据上述协议，许可方已向被许可方的关联方提供被许可技术的许可和必要的技术协助，使其能够根据现有协议的条款和条件在中国设计、制造、销售和改进P系列产品。现有协议在签署日终止。
(C)The Licensor and the Licensee desires to continue the collaboration on P-Series Products, including making the Licensed Technology available to the Licensee and its Affiliates, pursuant to the terms and conditions set out in this Agreement.
许可方和被许可方希望继续在P系列产品上进行合作，包括根据本协议规定的条款和条件向被许可方及其关联方提供被许可技术。
NOW THEREFORE, for value received, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the terms and conditions as set forth below, and after friendly consultation and negotiation, the Licensor and the Licensee hereby agree as follows:
鉴此，基于在此确认已经获得的价值以及其他有效和有价值的对价，根据下文规定的条款和条件，并经友好协商和洽谈，许可方和被许可方特此同意如下：

ARTICLE IDEFINITION
第一条    释义
Unless the context otherwise requires, the capitalized terms in this Agreement shall have the respective meanings set forth below (sorted by English alphabet):
除非上下文另有说明，本协议中标记为黑体的术语分别具有下述含义（按英文首字母排序）：
1.1“Affiliate” means, with respect to any specified person, any other person that, directly or indirectly, Controls, is Controlled by, or is under common Control with such specified person. “Control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of the relevant company, enterprise or entity, whether through the ownership of securities, by contract or otherwise. For the purpose of this Agreement, the Licensee is not an Affiliate of the Licensor.
“关联方”对于任何人而言，指直接或间接控制该特定人、受该特定人控制、或与该特定人处于共同控制之下的任何其他人。“控制”（包括词语控制着、受控于和处于共同控制之下）是指无论因持有股权、通过合同或其他方式，直接或间接地享有指导或促使他人指导有关公司、企业或实体的管理、政策或行为的权力。基于本协议的目的，被许可方不被视为许可方的关联方。

Project Fractal – IP License Agreement
1.2“Agreement” means this Intellectual Property License Agreement entered into by and between the Licensor and the Licensee on the Execution Date, and any amendments, modifications or supplementations made thereto from time to time.
“协议”指许可方和被许可方于签署日签署的知识产权许可协议，及不时对其进行的任何修改、变更或补充。
1.3“BIS” means the Bureau of Industry and Security, US Department of Commerce.
“工业与安全局”指美国商务部工业与安全局。
1.4“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open in the PRC, Singapore, and the United States for normal business.
“工作日”指通常情况下中国，新加坡和美国的银行正常营业的任何一天（星期六和星期天除外）。
1.5“Compliance Assessment” shall have the meaning set out in Article 6.4 herein.
“合规评估”应具有本协议第6.4条所述含义。
1.6“Confidential Information” shall have the meaning set forth in Article 11.1 herein.
“保密信息”应具有本协议第11.1条所述含义。
1.7“Designated Sub-licensees” shall have the meaning set out in Article 4.1(a) of this Agreement.
“指定的被分许可方”应具有本协议第4.1(a)条所述含义。
1.8“DG Agreement” means the DG P-Series Products Master Supply Agreement entered into by and between certain Designated Sub-licensees, on one hand, and MAXN, on the other hand, concurrently with this Agreement.
“分布式协议”指某些指定的被分许可方与MAXN在本协议签订的同时签订的分布式P系列产品供货主协议。
1.9“DG Products” means the Licensed Products meeting following criterial: (i) module length no greater than 2.2 meters; (ii) module area no greater than 2.5 square meters; and (iii) module weight no greater than 30 kilograms.
“分布式产品”指符合以下标准的被许可产品：（i）组件长度不超过2.2米；（ii）组件面积不大于2.5平方米；且（iii）组件重量不大于30公斤。
1.10“Dispute” shall have the meaning set out in Article 13.2(a) of this Agreement.
“争议”应具有本协议第13.2(a)条所规定的含义。
1.11“Dispute Referral” shall have the meaning set out in Article 13.2(a) of this Agreement.
“争议提交”应具有本协议第13.2(a)条所规定的含义。

Project Fractal – IP License Agreement
1.12“Execution Date” means April 26, 2024.
“签署日”指2024年4月26日。
1.13“Existing Agreement” shall have the meaning set out in Recital (B) herein.
“现有协议”具有本协议序言(B)段所规定的含义。
1.14“Existing Patent Rights” means the patents and patent applications listed in Exhibit 1 of this Agreement. For the avoidance of doubt, the Existing Patent Rights do not include any or all of the Future Patent Rights and do not include patents which are not listed in Exhibit 1 hereto.
“现有专利权”指本协议附件一所列的专利和专利申请。为避免疑问，现有专利权不包括任何及所有的未来专利权，亦不包括未在本协议附件一列出的专利。
1.15“Existing Trade Secrets” means certain proprietary technical knowledge, experience, know-how, and other information owned by the Licensor prior to execution of this Agreement, pertaining to the manufacturing, installation, use, sale, operation and maintenance of the Licensed Products, which the Licensor licenses to the Licensee pursuant to this Agreement. For the avoidance of doubt, the Existing Trade Secrets does not include any or all of the Future Trade Secrets or rights in any or all components purchased from third-party suppliers.
“现有商业秘密”指签署本协议之前许可方所拥有的且许可方根据本协议许可给被许可方的与被许可产品的生产、安装、使用、销售、运营及维护有关的特定专有技术知识、经验、技术诀窍和其他信息。为避免疑问，现有商业秘密不包括任何及所有的未来商业秘密以及从第三方供应商处购买的所有部件中包含的权利。
1.16“Force Majeure” shall mean all events occurring after the execution of this Agreement that are unpredictable when this Agreement is executed, the occurrence and consequences of which are unavoidable or irresistible, and that prevent any Party from performing part or all of its obligations hereunder. The above-mentioned events include earthquake, hurricane, flooding, fire, wars, disruption of international or domestic transportation, epidemic, public disorder, strike, terrorism, war and other events that are regarded as Force Majeure by general international commercial practices. The inability of a Party to procure or maintain adequate funding or to maintain a healthy financial condition shall not qualify as a Force Majeure event.
“不可抗力”指在本协议签署后发生的、本协议签署时不能预见的、其发生与后果无法避免或克服的、妨碍任何一方全部或部分履约的所有事件。上述事件包括地震、台风、水灾、火灾、战争、国际或国内运输中断、疫情、民乱、罢工，恐怖主义活动、战争以及一般国际商业惯例认作不可抗力的其他事件。一方单纯缺少资金或财务状况不良不构成不可抗力事件。
1.17“Future Patent Rights” means the patents and patent applications of the Licensor’s Improvements related to the Licensed Products.

Project Fractal – IP License Agreement
“未来专利权”指与被许可产品相关的许可方改进的专利和专利申请。
1.18“Future Trade Secrets” means the proprietary technical knowledge, experience, know-how and other information of the Licensor’s Improvements, pertaining to the manufacturing, installation, use, sale, operation and maintenance of the Licensed Products.
“未来商业秘密”指与被许可产品的生产、安装、使用、销售、运营及维护有关的许可方改进的专有技术知识、经验、技术诀窍和其他信息。
1.19“HSNE” means Huansheng New Energy (Jiangsu) Co. Ltd., a company incorporated and registered in the PRC, which is an Affiliate of the Licensee on the Execution Date.
“环晟新能”指环晟新能源（江苏）有限公司，一家在中国成立并注册的公司，在签署日为被许可方的关联方。
1.20“HSPV” means Huansheng Photovoltaic (Jiangsu) Co. Ltd., a company incorporated and registered in the PRC, which is an Affiliate of the Licensee on the Execution Date.
“环晟光伏”指环晟光伏（江苏）有限公司，一家在中国组建并注册的合资公司，在签署日为被许可方的关联方。
1.21“Invention Disclosure Form” means a form prepared by the Licensee for all of its employees to timely disclose to the Licensee, equity owners of the Licensee and the Licensor any inventions, original works of authorship, developments, concepts, improvements or trade secrets made by such employee, whether or not patentable or registrable under copyright or similar laws.
“发明披露表”指被许可方为其所有雇员制作的表格，用于及时向被许可方、被许可方的股权持有人及许可方披露该雇员做出的任何发明、原创作品、开发、概念、改进或商业秘密，无论根据著作权法或类似法律该等发明、原创作品、开发、概念、改进或商业秘密是否具有专利性或可注册性。
1.22“IP Enforcement Proceeds” shall have the meaning set out in Article 10.5(e) of this Agreement.
“知识产权执行收益”应具有本协议第10.5(e)条规定之含义。
1.23“IP Enforcement Costs” shall have the meaning set out in Article 10.5(e) of this Agreement.
“知识产权执行费用”应具有本协议第10.5(e)条规定之含义。
1.24“License Fee” shall have the meaning set out in Article 3.1 of this Agreement.
“许可费”应具有本协议第3.1条规定之含义。
1.25“Licensed Products” means, the P-Series Products enabled by using the Licensed Technology and manufactured by the Licensee or the Designated Sub-licensees.

Project Fractal – IP License Agreement
“被许可产品”指被许可方和指定的被分许可方使用被许可技术进行生产的P系列产品。
1.26“Licensed Technology” means the Existing Patent Rights, the Future Patent Rights, the Existing Trade Secrets and the Future Trade Secrets.
“被许可技术”指现有专利权、未来专利权、现有商业秘密和未来商业秘密。
1.27“Licensed Trademarks” means trademarks, service marks, logos, trade dress and trade names and domain names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith, in each case owned by Licensor or to which Licensor has the right to grant a sublicense to Licensee in those jurisdictions where Licensor has such rights. The existing Licensed Trademarks are listed in Exhibit 2 hereto.
“被许可商标”指将由许可方所有的或许可方有权在其有权法域范围内授予被许可方一个分许可使用的、表明货物或服务的商标、服务标志、标识、商业外观、商号和域名，以及其他表明商业来源或出产地的其他标识（不以是否根据普通法下、成文法下或其他法律进行注册为限），在全世界任一地方注册和申请注册上述内容以及与之相关的所有商誉。现有的被许可商标列于本协议附件二。
1.28“Licensee” shall have the meaning set forth in the parties section of this Agreement.
“被许可方”应具有本协议合同方部分所规定的含义。
1.29“Licensee’s Improvements” means any development, improvement, enhancement, or modification made solely by the Licensee (or any Designated Sub-licensee) or jointly by the Licensee (or a Designated Sub-licensee) and the Licensor to the Licensee’s or the Licensor’s existing technology (including but not limited to cell, module, tool and manufacturing technology), the Existing Trade Secrets, the Existing Patent Rights, the Licensed Products, the Future Patent Rights, the Future Trade Secrets, and/or the Licensor’s Improvements pursuant to Article 5.2(a) herein, which does not encompass the Licensed Technology, the Future Patent Rights, the Future Trade Secrets or the Licensor’s Improvements. Licensee’s Improvements that are made jointly by the Licensee and the Licensor shall include inventions or works jointly made by one or more employees of the Licensor and one or more employees of the Licensee.
“被许可方改进”指被许可方（或任何指定的被分许可方）根据本协议第5.2(a)条独自或者由被许可方（或一指定的被分许可方）和许可方共同对被许可方或许可方的现有技术（包括但不限于电池、组件、工具和生产技术）、现有商业秘密、现有专利权、被许可产品、未来专利权、未来商业秘密和/或许可方改进的任何开发、改进、提升或修改，且该等开发、改进、提升或修改不包含在被许可技术、未来专利权利、未来商业秘密或许

Project Fractal – IP License Agreement
可方改进中。由被许可方和许可方共同完成的被许可方改进应包括由一名或多名许可方雇员和一名和多名被许可方雇员共同完成的发明或成果。
1.30“Licensor” shall have the meaning set forth in the parties section of this Agreement.
“许可方”应具有本协议合同方部分所规定的含义。
1.31“Licensor’s Improvements” means any development, improvement, enhancement, or modification made by the Licensor independent from the Licensee to the Licensee’s or the Licensor’s existing technology (including but not limited to cell, module, tool and manufacturing technology), the Existing Trade Secrets, the Existing Patent Rights, the Licensed Products, the Future Patent Rights, the Future Trade Secrets, and/or the Licensee’s Improvements, which are not expressly included, described, or set out in the Licensed Technology, and which are made after the Execution Date.
“许可方改进”指许可方对在签署日之后做出的、未明确在被许可技术中包含、描述或规定的被许可方或许可方的现有技术（包括但不限于电池、组件、生产设备和生产技术）、现有商业秘密、现有专利权、被许可产品、未来专利权、未来商业秘密和/或被许可方改进而独立于被许可方所作的任何开发、改进、提升或修改。
1.32“Material Breach” shall mean any breach of this Agreement that, individually or collectively, causes or may cause any substantial harm to the non-breaching Party, which, in the case of the Licensor, refers to the failure by the Licensor to comply with or observe ARTICLE II， ARTICLE V, ARTICLE VI and ARTICLE XI of this Agreement, and in the case of the Licensee, refers to the failure by the Licensee to comply with or observe ARTICLE II, ARTICLE III, ARTICLE IV, ARTICLE V, ARTICLE VI and ARTICLE XI of this Agreement, including for example: (1) the Licensee’s use, transfer and/or sublicense of the Licensed Technology and/or the Licensor’s Improvements beyond or in a manner inconsistent with the scope permitted hereunder, (2) the Licensee’s application for a patent anywhere in the world based on any technology related to the Existing Trade Secrets and/or the Future Trade Secrets unless permitted in a separate agreement with the Licensor, (3) the Licensee’s creation of any pledge, mortgage, lien or other encumbrances on any of the Licensee’s rights associated with the Licensed Technology /or the Licensor’s Improvements without prior written permission of the Licensor, (4) the Licensee’s violation of the confidentiality obligations hereunder, and (5) failure of Licensee to promptly notify Licensor in writing any breach of this Agreement which is not a Material Breach after Licensee knows or becomes aware of such immaterial breach, including a notification required under Article 10.4(a) of this Agreement; provided that, the Material Breach by the Licensee shall include any action or omission of a Designated Sub-licensee that, if taken or committed by the Licensee, would fall under the above provisions of this definition.

Project Fractal – IP License Agreement
“重大违约”指任何单独地或共同地导致或可能导致对非违约方实质性损害的对本协议的违反，就许可方而言，重大违约是指许可方未遵守或履行本协议第二条、第五条、第六条以及第十一条的规定，对于被许可方而言，重大违约是指被许可方未遵守或履行本协议第二条、第三条、第四条、第五条、第六条以及第十一条的规定，其中包括例如：（1）被许可方超出本协议许可的范围或以与本协议许可的范围不相符的方式使用、转让和/或分许可被许可技术和/或许可方改进，（2）被许可方在全球任何地区就与现有商业秘密和/或未来商业秘密有关的任何技术申请专利，除非与许可方另行签订的协议允许该等专利申请，（3）未经许可方的事先书面同意，被许可方对与被许可技术和/或许可方改进相关的被许可方的任何权利创设任何质押、抵押、留置或其他权利负担，（4）被许可方违反本协议项下的保密义务，及（5）被许可方知道或获悉对本协议的任何非重大违约后，未能及时书面通知许可方任何该等非重大违约，包括本协议第10.4(a)条项下要求的通知；并且，被许可方的重大违约应包括指定的被分许可方的任何作为或不作为，条件是，该等作为或不作为如果由被许可方采取或实施，属于本定义的上述规定范围。
1.33“MAXN” means Maxeon Solar Technologies, Ltd., a company organized under the laws of Singapore, which is an Affiliate of the Licensor.
“MAXN”指Maxeon Solar Technologies, Ltd.，一家根据新加坡法律组建的公司，是许可方的关联方。
1.34“Parties” means Licensor and Licensee. “Party” means each of Licensor or Licensee.
“双方”指许可方和被许可方。“一方”指许可方或被许可方中任何一方。
1.35“Permitted Sublicense” shall have the meaning set out in Article 4.1(a) of this Agreement.
“允许的分许可”应具有本协议第4.1(a)条所述含义。
1.36“PRC” or “China”, solely for the transactions as contemplated herein, means the mainland of People’s Republic of China (excluding Hong Kong, Macau Special Administrative Region and Taiwan).
“中国”仅为本协议所述交易之目的，应指中华人民共和国大陆地区（不包括香港、澳门特别行政区和台湾）。
1.37“P-Series Products” shall have the meaning set out in Recital (A) herein.
“P系列产品”具有本协议序言(A)段所规定的含义。
1.38“Representatives” of a Party shall mean the directors, officers, employees, advisors, consultants, representatives and agents of such Party.
一方的“代表”应指该方的董事、管理人员、雇员、顾问、代表及代理人。
1.39“Renminbi” or “RMB” means the lawful currency of the People’s Republic of the PRC.

Project Fractal – IP License Agreement
“人民币”指中华人民共和国法定货币。
1.40“Restricted Employees” shall have the meaning set out in Article 11.2(b) of this Agreement.
“受限制员工”应具有本协议第11.2(b)条所规定的含义。
1.41“Rules” shall have the meaning set out in Article 13.2(b) of this Agreement.
“仲裁规则”具有本协议第13.2(b)条所规定的含义。
1.42“Singapore” means the Republic of Singapore.
“新加坡”指新加坡共和国。
1.43“Technical Information” means technical information provided to the Licensee by the Licensor, or vice versa, that is necessary for the use of the Licensed Technology, the Licensor’s Improvements or the Licensee’s Improvements.
“技术资料”指许可方向被许可方提供的（或被许可方向许可方提供的）使用被许可技术、许可方改进或被许可方改进所需的技术资料。
1.44“Term” shall have the meaning set out in Article 12.1 of this Agreement.
“期限”应具有本协议第12.1条所规定的含义。
1.45“Third Party Assessor” shall have the meaning set out in Article 6.4 herein.
“第三方评估人”应具有第6.4所述含义。
1.46“TZE” means TCL Zhonghuan New Energy Technology Co., Ltd.
“TCL中环”指TCL中环新能源科技股份有限公司。
1.47“TZE Subsidiary” means a consolidated subsidiary of TZE on its financial accounts.
“TCL中环子公司”指一家纳入TCL中环的合并财务报表的子公司。
1.48“United States” or “U.S.” means the fifty (50) States of the United States of America and the District of Columbia, the Commonwealth of Puerto Rico, Guam, the Virgin Islands, American Samoa, Wake Island, Midway Islands, Kingman Reef, Johnston Atoll, the Northern Mariana Islands, and any other trust territory or possession of the United States.
“美国”指美利坚合众国的五十（50）个州、哥伦比亚特区、波多黎各联邦、关岛、维尔京群岛、美属萨摩亚、威克岛、中途岛、金曼礁、约翰斯顿环礁、北马里亚纳群岛以及美国的其他托管领土或属地。
1.49“US dollars”, “USD”, “$”, or “US$” means the lawful currency of the United States of America.
“美元”指美利坚合众国法定货币。

Project Fractal – IP License Agreement
ARTICLE IILICENSE OF LICENSED TECHNOLOGY
第二条    被许可技术的许可
2.1License of Licensed Technology
被许可技术的许可
Subject to the terms and conditions herein, the Licensor hereby grants and agrees to grant the Licensee the following rights:
根据本协议的条款和条件，许可方特此授予并同意向被许可方授予以下权利：
(a)through the Term of this Agreement, a non-exclusive and non-transferable license to use the Licensed Technology and/or the Licensor’s Improvements (and for each patent or patent application in the Licensed Technology and/or the Licensor’s Improvements, until the expiration, invalidation or loss of such patent or patent application, or abandonment of such patent or patent application) as disclosed to the Licensee to do the following:
在本协议期限内，许可方授予被许可方一项非排他性的且不可转让的许可，许可被许可方使用向被许可方披露的被许可技术和/或许可方改进（对于被许可技术和/或许可方改进中的每项专利或专利申请，直至该专利或专利申请到期、失效或丧失，或放弃该专利或专利申请为止）从事下列活动：
(i)design, manufacture, assemble, modify and improve the Licensed Products;
进行被许可产品的设计、制造、组装、修改和改进；

(ii)unless otherwise authorized case by case in writing by MAXN, sell the DG Products exclusively to MAXN and/or any other Affiliate or authorized purchaser of the Licensor for any installation, use or direct or indirect sales;
仅将分布式产品销售给MAXN和/或许可方的任何其他关联方或授权的采购方用于进行安装、使用或直接或间接销售，除非MAXN另行逐案书面授权；

(iii)install, operate, and maintain the DG Products sold pursuant to sub-section 2.1(a)(ii) hereof; and
对于根据本协议第2.1条(a)款(ii)下售出的分布式产品进行安装、运营和维护; 以及

(iv)offer to sell, sell, market, install, operate and maintain the Licensed Products other than DG Products worldwide (including PRC), except for the United States.
在美国之外的世界各地（含中国）许诺销售、销售、营销、安装、运营和维护分布式产品之外的被许可产品。

(b)For the avoidance of doubt, the Licensee shall not design, manufacture, assemble, modify, improve, sell, offer to sell, market, install or maintain the Licensed Products in, or export the Licensed Products to, the United States, or have the Licensed

Project Fractal – IP License Agreement
Products manufactured, installed, used, sold, or imported into the United States, or take any action for the purpose of bringing the Licensed products to the market of United States (e.g. UL listed.)
为免生疑问，被许可方不得在美国设计、制造、组装、修改、改进、销售、许诺销售、营销、安装或维护被许可产品，或向美国出口被许可产品，也不得使被许可产品在美国制造、安装、使用、销售或进口到美国，或采取任何行动将被许可产品推向美国市场（例如进行UL认证）。

(c)For the avoidance of doubt, the Licensor shall retain all rights that are not expressly granted to the Licensee in this Agreement.
为避免疑问，许可方应保留在本协议项下未明确授予被许可方的所有权利。
2.2Technical Collaboration
技术协作
(a)If so requested by the Licensee or its Designated Sub-licensees, the Licensor will provide the Licensee and the Designated Sub-licensees with technical assistance and services that are necessary to enable the Licensee / Designated Sub-licensee’s officers and employees to understand and use the Licensed Technology and/or the Licensor’s Improvements for the purpose specified in Article 2.1 hereof. Subjected to necessary service agreement(s), the Licensee / Designated Sub-licensees will reimburse the Licensor for a reasonable rate for such services as well as expenses incurred on behalf of the Licensee while providing such assistance.
如被许可方或指定的被分许可方有此要求，许可方将向被许可方和指定的被分许可方提供必要的技术协助和服务，使被许可方/指定的被分许可方的管理人员和员工能够理解和使用被许可技术和/或许可方改进，以达到本协议第2.1条规定的目的。受制于必要的服务协议，被许可方/指定的被分许可方将就该服务按照合理价格对许可方进行补偿，并报销许可方在提供该等协助时代表被许可方所发生的费用。
(b)The Licensor is authorized to use the Licensee/its Designated Sub-licenses’ manufacturing platform (pilot lines and production lines, labs, materials, office space and logistics, etc.) for the continuous development of a common technology platform that covers all the Licensed Products, including the P-Series products that are currently manufactured and sold in the PRC by the Designated Sub-licensees of the Licensee. It is understood and expressly acknowledged that (i) the Licensor and the Licensee (or its Designated Sub-licenses) shall exercise joint control over the technology roadmap, product configuration definition, reviewing/checking the execution product development/deployment of P-Series technology and products, as further described in Exhibit 3 hereto, and (ii) the Parties will maintain the terms of existing collaboration between the Licensor and Licensee’s Designated Sub-licenses before the Execution Date. Specifically, subject to necessary agreement, the Licensor or its Affiliate may request a few new generation products to be manufactured by Licensee’s Designated Sub-licensees for soft turn on (STO) production with compensation to Licensee’s relevant Designated Sub-licensees. The compensation for

Project Fractal – IP License Agreement
the Licensor’s customized products to be agreed shall take below factors into account: (i) the Licensor’ costs and resources invested for the development; (ii) such Designated Sub-licensees’ operation costs and slower production rates due to the soft turn on (STO) or development activities; (iii) the risks of failure of such development; and (iv) shares and chances of benefits brought to the Licensor and the Licensee (or its Designated Sub-licensees) from the development activities.
许可方有权使用被许可方/指定的被分许可方的制造平台（试验线和生产线、实验室、物料、办公空间和物流等），以持续开发涵盖所有被许可产品的通用技术平台，包括被许可方指定的被分许可方在中国制造和销售的P系列产品。双方理解并明确认可，（i）许可方和被许可方（或其指定的被分许可方）应共同控制如本协议附件三所述的技术路线图、产品配置定义、审查/检查P系列技术和产品的执行、产品研发/部署，和（ii）双方将保持许可方与被许可方指定的被分许可方之间在签署日之前的现有合作条款。特别地，受制于必要约定，许可方或其关联方可以要求一些新一代产品由被许可方指定的被分许可方进行软启动（STO）生产，并向被许可方的相关指定的被分许可方进行补偿。对许可方定制产品的补偿应考虑以下因素：（i）许可方为研发投入的成本和资源；（ii）由于软启动（STO）或开发活动导致的该指定的被分许可方的运营成本和较慢的生产率；（iii）此类开发失败的风险；和（iv）研发活动给许可方和被许可方（或指定的被分许可方）带来的受益比例和几率。
(c)The Licensor and the Licensee (or a Designated Sub-licensee) shall form a Steering Committee and schedule its regular meetings (at least twice per year) to (i) monitor for the development of the Licensed Technology and its Improvements, including tools update, development of new process and P-Series Products, changes in bill of materials (BOM), new know-how, etc.; (ii) review the status of patent prosecution, IP enforcement and other licensing activities; (iii) review the status of product supply, information sharing and associated services; (iv) update each other the status of contract manufacturing of P- Series Products (such as using a contracted manufacturer or acting as the contracted manufacturer) and (v) guide the future collaborations and achieve other consensus under this Agreement.
许可方和被许可方（或指定的被分许可方）应成立一个指导委员会，并安排召开定期会议（每年至少两次），以（i）监督被许可技术的开发及其改进的研发情况，包括生产工具更新、新工艺和P系列产品的开发、物料清单（BOM）的变更、新技术诀窍等；（ii）审查专利起诉、知识产权执行和其他许可活动的状况；（iii）审查产品供应、信息共享和相关服务的状况；（iv）相互更新对于P系列产品的代加工安排和合作情况（如使用代工商或作为他人代工商）；且（v）指导未来的合作并达成本协议项下的其他共识。
(d)The Licensor and the License (or a Designated Sub-licensee) will enter into definitive agreement(s) about joint research and development of the Licensed Products and providing supporting services, based on the terms and conditions set forth in paragraph (a) through (c) above and the other terms that will be further agreed upon by the Licensor and License.

Project Fractal – IP License Agreement
许可方和被许可方（或指定的被分许可方）将根据上文(a)段到(c)段所述的条款和条件和将由许可方和被许可方进一步商定的其他条件另行签订一份或多份关于对被许可产品进行联合研发的协议和提供支持服务的协议。
2.3License of the Licensed Trademarks
被许可商标的许可

Throughout the Term of this Agreement and subject to the terms and conditions set forth herein, the Licensor grants and agrees to grant the Licensee a non-exclusive and non-transferable license, with the limited right to sublicense to the Designated Sub-licensees, to use the Licensed Trademarks solely for the purpose of incorporating the Licensed Trademarks on the Licensed Products to be sold to the Licensor and/or any Affiliate of the Licensor. The Licensee shall use the Licensed Trademarks in a manner consistent with the specifications, colors, typeface, style guidelines and standards that are stipulated by the Licensor in its usage guidelines, which may be amended from time to time. In the event that the Licensor determines that any sample of the Licensed Products bearing the Licensed Trademarks does not meet the Licensor’s quality standards or fails to comply with the Licensor’s usage guidelines, the Licensee shall have thirty (30) days after notification by the Licensor within which to make the changes required for compliance, failing which the Licensor may terminate any right granted herein to the Licensee in connection with the Licensed Trademarks.
在本协议期间内，并受限于本协议所规定的条款和条件，许可方特此授予且同意授予被许可方一项非排他性和不可转让（仅有权分许可给指定的被分许可方）的许可，许可被许可方仅基于将被许可商标附于销售给许可方和/或许可方的任何关联方的被许可产品之上的目的使用被许可商标。被许可方同意按照许可方在其使用导则中所规定的规格、颜色、字体、风格和标准使用被许可商标。如许可方认为任何附有被许可商标的被许可产品样品不符合许可方的质量标准或未能符合许可方的使用导则的规定，则被许可方在接到许可方的书面通知后的三十（30）日内应采取措施修正上述不合规情况，否则，许可方有权终止就被许可商标所授予被许可方的任何权利。
ARTICLE IIILICENSE FEE
第三条    许可费

3.1The Licensee shall pay to the Licensor an upfront license fee in an amount of ten million US Dollars (USD 10,000,000.00) (the “License Fee”). The Licensee shall also bear any withholding tax, value added tax, goods and services tax (GST) or other indirect taxes, if any, that are imposed on the License Fee under the laws of Singapore or levied by the tax authority of Singapore. The License Fee and GST amount equal to nine percent (9%) of the License Fee amount shall be paid in a lump sum to a bank account designated by the Licensor within three (3) Business Days after the Execution Date. The Licensor shall (i) provide the Licensee with a valid invoice of the License Fee and GST amount before payment is made by the Licensee; and (ii) provide the Licensee with other filing,

Project Fractal – IP License Agreement
document or record legally required or reasonably requested by the Licensee after receiving the payment.
被许可方应向许可方支付前端许可费，金额为一千万美元（USD 10,000,000.00）（“许可费”）。被许可方亦应承担根据新加坡法律对许可费征收的或由新加坡税务机关征收的任何预提税、增值税、货物和服务税（GST）或其他间接税种（如有）。许可费和等于许可费金额百分之九（9%）的货物和服务税（GST）金额应在签署日后三（3）个工作日内一次性支付至许可方指定的银行账户。许可方应（i）在被许可方付款前向被许可方提供有效的许可费和货物和服务税（GST）金额的发票；以及（ii）在付款后向被许可方提供法律要求或被许可方合理要求的其他备案、文件或记录。

3.2For any tax other than the withholding tax, value added tax, goods and services tax (GST) or other indirect taxes, if any, that are imposed on the License Fee under the laws of Singapore or levied by the tax authority of Singapore, each Party shall be responsible for its own taxes that it shall pay under applicable laws.
对于根据新加坡法律对许可费征收的或由新加坡税务机关征收的预提税、增值税、货物和服务税（GST）或其他间接税之外的其他税费（如有），每一方应负责适用法律下其自身应该支付该等税费。

ARTICLE IVSUBLICENSE; LIMITATIONS TO LICENSE
第四条    分许可；许可限制

4.1The Licensee shall not sublicense and/or transfer the Licensed Technology and/or the Licensor’s Improvements to any third party except to the extent the Licensed Technology and/or the Licensor’s Improvements is incorporated into the Licensed Products sold pursuant to Article 2.1 hereof; provided that:
被许可方不得将被许可技术和/或许可方改进向任何第三方进行分许可和/或转让，但被许可方根据本协议第2.1条售出含有被许可技术和/或许可方改进的被许可产品除外；但是：

(a)the Licensee may sublicense the Licensed Technology and/or the Licensor’s Improvements to its designated Affiliates as listed in Exhibit 4 hereto (the “Designated Sub-licensees”), which may be updated from time to time by the Licensee upon written notice to the Licensor (the “Permitted Sublicense”); provided that (i) any new Designated Sub-licensee shall be a TZE Subsidiary, and (ii) the scope of license of any sub-license agreement between the Licensee and a Designated Sub-licensee shall not exceed that stipulated in this Agreement;
被许可方可以将被许可技术和/或许可方改进向本协议附件四中所列的指定关联方（“指定的被分许可方”）进行分许可，附件四可由被许可方经对许可方的书面通知不时更新（“允许的分许可”）；但是（i）任何新的指定的被分许可方应为TCL中环子公司，且（ii）被许可方与指定的被分许可方之间的任何分许可协议的许可范围不得超过本协议规定的范围；

Project Fractal – IP License Agreement
(b)the Permitted Sublicense shall terminate automatically with respect to a Designated Sub-licensee under this paragraph if and when it is liquidated, it ceases to be an Affiliate of the Licensee as a result of any transaction (including that it is acquired by, or merged with, a third party), or it forms a joint venture with a third party that is a competitor of the Licensor or MAXN; and
如果本段项下的指定的被分许可方被清算，因任何交易（包括其被第三方收购或与第三方合并）而不再是被许可方的关联方，或其与作为许可方或MAXN的竞争对手的第三方成立合资企业，则允许的分许可应自动终止；和
(c)in the circumstances described in paragraph (b) above, the Licensee shall provide a written notice to the Licensor and shall take all necessary steps to ensure that the Licensed Technology and/or the Licensor’s Improvements will not be disclosed to any third party involved in the transactions with the Designated Sub-licensee as described above.
在上述(b)款所述的情况下，被许可方应向许可方发送一份书面通知，并应采取一切必要措施，确保被许可技术和/或许可方改进不会披露给与指定的被分许可方进行上述交易的任何第三方。
4.2Except with the Licensor’s prior written consent, the Licensee shall not use the Licensed Technology and/or the Licensor’s Improvements for any purpose or under any condition except as otherwise set forth in this Agreement. Except as otherwise expressly allowed in this Agreement, the Licensee shall not (i) use, distribute, sell, sublicense, or disclose any of the Licensed Products, Licensed Technology, or Licensor's Improvements without written authorization of Licensor; or (ii) reproduce, modify, prepare derivatives of, reverse assemble, reverse compile, or otherwise reverse engineer the Licensed Technology or Licensor’s Improvements; or (iii) resell, redistribute, or otherwise transfer or make any of the Licensed Technology or Licensor’s Improvements available to any other person or organization other than the Designated Sub-licensees, directly or indirectly, for any use, including any loan, rental, external time sharing, or similar arrangement, other than to provide the Licensed Products to its customers or the Licensor (or its Affiliates) as described in Article 2.1.
除非事先取得许可方的书面同意，被许可方不得为本协议规定目的之外的任何目的或在本协议规定的条件之外的任何条件下使用被许可技术和/或许可方改进。除非本协议明确另行作出规定，被许可方不得(i) 未经许可方授权，使用、分销、销售、分许可或披露任何被许可产品、被许可技术或许可方改进；或(ii) 复制、修改、制作衍生品、反向组装、反向编译、反向工程被许可技术或许可方改进；或(iii) 除如第2.1条所述将被许可产品销售给其客户或许可方（或其关联方）之外，直接或间接地向指定的被分许可方之外的其他人员或组织转售、转分销或转让或提供任何被许可技术或许可方改进以用于任何目的，包括任何贷款、出租、外部时间共享或相似的安排。
4.3To be compliance with the license granted in paragraph (iv) of Article 2.1(a) herein, in selling Licensed Products, the Licensee shall, and shall procure that the Designated Sub-

Project Fractal – IP License Agreement
licensees will, incorporate in their respective sales and purchase agreement with any customers or third party buyer purchasing the Licensed Products a restriction that the purchased Licensed Products shall not be re-sold or shipped to, or used or installed within, the United States. The restriction shall clearly indicate the Licensed Products are not licensed to be used, sold, or imported into the United States. In the event that the Licensee becomes aware that any party to whom it or the Designated Sub-licensees sells the Licensed Products has sold, shipped or installed, intends to sell, ship or install, is selling shipping or installing, or is otherwise participating in activities related to the sale or installation of the Licensed Products in the United States, the Parties hereby agree and understand such products are not licensed under this Agreement for such activities, and the Licensee shall promptly notify the Licensor in writing and shall, upon the Licensor’s consent and at the Licensor’s direction, take all necessary actions legally permissible to prevent such sales, shipments or installation.
为遵守本协议第2.1(a)条第(iv)段项下授予的许可，在销售被许可产品的过程中，被许可方应当、且应在促使指定的被分许可方在其各自与任何购买被许可产品的客户或第三方买家所签订的买卖协议中加入一项限制，即购买的被许可产品不得转售或运往美国，也不得在美国境内使用或安装。该限制应明确表明被许可产品未被许可在美国使用、销售或进口至美国。若被许可方知晓向其或指定的被分许可方购买被许可产品的任何买方已经在美国销售、运输或安装，有意在美国销售、运输或安装或正在美国销售、运输或安装被许可产品，被许可方应立即书面通知许可方，并应根据许可方的同意和指示，采取法律允许的所有必要措施以阻止该等销售、运输或安装。
4.4For the purpose of maintaining confidentiality of the Licensed Technology, the Licensee shall not apply for a patent anywhere in the world, or publish or disclose any information, based on any technology related to the Existing Trade Secrets or the Future Trade Secrets.
出于对被许可技术保密的目的，被许可方不得在全球任何地区就与现有商业秘密或未来商业秘密有关的任何技术进行专利申请，或公开或披露任何信息。
4.5The Licensee shall, and shall procure any Designated Sub-licensee, not create any pledge, mortgage, lien or other encumbrances on any of the Licensee’s or Designated Sub-licensee’s rights associated with the Licensed Technology, the Licensee’s Improvements and/or the Licensor’s Improvements without prior written permission of the Licensor.
未经许可方的事先书面许可，被许可方应当，且应促使任何指定的被分许可方避免对与被许可技术、被许可方改进和/或许可方改进相关的被许可方或指定的被分许可方的任何权利创设任何质押、抵押、留置或其他权利负担。

Project Fractal – IP License Agreement
ARTICLE VIMPROVEMENTS
第五条    改进
5.1Licensor’s Improvements
许可方改进

Subject to the terms and conditions of this Agreement, to the extent the Licensor’s Improvements made after the Execution Date are disclosed to the Licensee, such Licensor’s Improvements shall be included in the Licensed Technology and licensed to the Licensee under this Agreement. The Licensor or its designated Affiliate shall maintain ownership of the Licensor’s Improvements. The Licensee will have no duties or obligations to pay any licensee fees, royalties or other form of consideration to the Licensor or its designated Affiliate unless otherwise agreed by the Parties in the future.
受限于本协议所规定的条款和条件，在签署日以后作出的、已向被许可方披露的许可方改进应包含在被许可技术中，且应根据本协议许可给被许可方。许可方或其指定关联方应保持对许可方改进的所有权。除非双方在未来另有约定，否则被许可方没有义务向许可方或其指定关联方支付任何被许可方费用、专利使用费或其他形式的对价。
5.2Licensee’s Improvements
被许可方改进
(a)Subject to the terms and conditions in this Agreement, the Licensee and/or the Designated Sub-licensees have the right to make the Licensee’s Improvements.
受制于本协议的条款与条件，被许可方和/或指定的被分许可方有权进行被许可方改进。
(b)To the extent permitted by applicable laws, the Licensee’s Improvements that are made solely by the Licensee and/or the Designated Sub-licensees shall be solely owned by the Licensee and/or the Designated Sub-licensees, or their respective designated Affiliate(s) worldwide.
在适用法律所允许的范围内，由被许可方和/或指定的被分许可方单独完成的被许可方改进应在全世界范围内由被许可方和/或指定的被分许可方或其各自指定的关联方单独所有。
(c)To the extent permitted by applicable laws, the Licensee’s Improvements that are made jointly by the Licensee (or a Designated Sub-licensee) and the Licensor shall be jointly owned by the Licensee and the Licensor worldwide.
在适用法律所允许的范围内，由被许可方（或指定的被分许可方）和许可方共同完成的被许可方改进应在全世界范围内由被许可方和许可方共同所有。
For the avoidance of doubt, “joint ownership” or “jointly own” shall mean that the Licensor and the Licensee (or a Designated Sub-licensee) shall own a 100% whole, undivided interest in the Licensee’s Improvements, with the Parties having no duties

Project Fractal – IP License Agreement
or rights to account for profits or share in proceeds attributable to the Licensee’s Improvements.
为避免疑义，此处的“共有”指许可方和被许可方（或指定的被分许可方）拥有许可方改进的100%全部不可分割的利益，但双方没有义务或权利提供源于被许可方改进的利润的账目或分享源于被许可方改进的收入。
(d)Subject to the Licensee’s right to the Licensee’s Improvements under Article 5.2(a),(b) and (c) herein, the Licensor shall, at its sole discretion, through the Term of this Agreement and post termination of this Agreement, retain and have any and all of the right to:
受限于被许可方在第5.2(a)项、(b)项和(c)项下对被许可方改进所拥有的权利，许可方应在本协议期限内及本协议终止后自行决定保留并享有以下列方式对被许可方改进加以利用的所有权利：

(i)use the Licensee’s Improvements to design, manufacture, assemble, install, operate, maintain, market, offer to sell, sell, improve and modify the P- Series Products.
使用被许可方改进对P系列产品进行设计、制造、组装、安装、运营、维护、营销、许诺销售、销售、改进和修改。

(ii)sublicense the Licensee’s Improvements to a contracted manufacturer of Licensor or its Affiliates provided that (A) the scope of sublicense shall not exceed the Licensor’s rights hereunder; (B) the contracted manufacturer is sublicensed to use Licensee’s Improvements exclusively for the purpose of manufacturing products for Licensor or its Affiliate; (C) the contracted manufacturer may not sell products using information from Licensee’s Improvement solely made by Licensee to any other entity besides the Licensor or its Affiliates; (D) contracted manufacturer shall be subject to the same confidentiality obligations as those provided in this Agreement for the Licensor; and (E) the Licensor shall not grant the contracted manufacturer the right to sublicense or subcontract.

分许可被许可方改进给许可方或其关联方的代工商，前提是（A）该等分许可范围不超过许可方在本协议下的权利；（B）该代工商仅被分许可为许可方或其关联方代工产品的目的使用被许可方改进；（C）代工商不应将包含了被许可方单独完成的被许可方改进的产品销售给除了许可方或其关联方之外的其他实体；（D）代工商应遵守与许可方在本协议项下的保密义务相同的保密义务；以及（E）许可方不得授予代工商进行分许可或分包的权利。

(iii) sublicense the Licensee’s Improvements to a third party who pays IP Enforcement Proceeds to the Licensor, which will be shared with Licensee pursuant to Article 10.5 (e) below.
分许可被许可方改进给向许可方支付知识产权执行收益的第三方，该知识产权执行收益根据第10.5（e）条与被许可方分享。

Project Fractal – IP License Agreement
(iv) jointly control with the Licensee (or a Designated Sub-licensee) (i) the manner in which such Licensee’s Improvements jointly made by the Licensee (or a Designated Sub-licensee) and the Licensor will be protected, whether as patents or trade secrets, and (ii) if has agreement with Licensee (or a Designated Sub-licensee) on the cost allocation, the preparation, filing, prosecution, issuance, maintenance (including interference opposition and similar third party proceedings before the relevant patent office), enforcement and defense of any patents in connection with the Licensee’s Improvements outside the PRC.
与被许可方（或指定的被分许可方）共同控制 (i)保护该等由被许可方（或指定的被分许可方）和许可方共同完成的被许可方改进的方式（作为专利或商业秘密进行保护），和 (ii)如果与被许可方（或指定的被分许可方）关于费用分担达成一致，在中国境外就被许可方改进的任何专利权进行的准备、提交、申请、公布、维护（包括向相关专利申请部门提出异议及类似的第三方程序）、实施和辩护。
For the avoidance of doubt, all the proprietary technical knowledge, experience, know-how and other information (whether patented or not) that the Licensee or its Affiliates own or have developed as of the Execution Date in the manufacturing of P-Series Products under the Existing Agreements, as further described in Exhibit 5 hereto, shall form part of the Licensee’s Improvements and be subject to this 5.2(d).
为免生疑问，截至签署日被许可方或其关联方在现有协议项下生产P系列产品的过程中拥有或已开发的所有专有技术知识、经验、专有技术和其他信息（无论是否获得专利），如本协议附件五所述，应构成被许可方改进的一部分，并受本第5.2(d)条的约束。
(e)The Licensee (including its Designated Sub-licensees) shall make available to all of its employees an invention disclosure form (“Invention Disclosure Form”), and require each of its employees to timely disclose using the Invention Disclosure Form to the Licensee (including its Designated Sub-licensees) and the Licensor any inventions, original works of authorship, developments, concepts, improvements or trade secrets made by such employee, whether or not patentable or registrable under copyright or similar laws. Subject to Article 10.5 below, the Licensor and Licensee (including its Designated Sub-licensees)’s designated representatives will meet at least quarterly to conduct technology and knowledge transfer meetings and review the Invention Disclosure Forms submitted by the Licensee (including its Designated Sub-licensees)’s employees and designate any statutory protection for the disclosed inventions, including patent protection within the PRC. Subject to Article 4.1, the Designated Sub-licensees may attend such review sessions and have access to information arising from or in connection with such review sessions.
被许可方（含其指定的被分许可方）应为其所有雇员提供发明披露表（“发明披露表”），并要求其每一个雇员利用发明披露表及时向被许可方（含其指定的被分许可方）及许可方披露该员工做出的任何发明、原创作品、开发、概念、改进或商业秘密，无论根据著作权法或类似法律该等发明、原创作品、开发、概念、改进或商业秘密是否具有专利性或可注册性。受制于下述第10.5条，许可方和被许可方（含其指定的被分许可方）的指定代表应至少每季度召开技术和知识

Project Fractal – IP License Agreement
转让会议，审阅被许可方（含其指定的被分许可方）员工提交的发明披露表，并为披露的发明指定任何法定保护，包括在中国的专利保护。受制于第4.1条，指定的被分许可方可以参加该等审阅程序，获得产生于或有关该等审阅的信息。
5.3Provision of Technical Information
技术资料的提供
(a)Technical Information that may be developed by the Licensor or the Licensee / Designated Sub-licensee will be provided to the other Party from time to time in connection with and as part of the Licensor’s Improvements or the Licensee’s Improvements, as the case may be. Specifically, the Licensee shall provide to the Licensor with all the information about its developments of the Licensed Technology including updates, new processes, BOM changes, new trade secrets, which, for the avoidance of doubt, shall form part of the Licensee’s Improvements.
许可方或被许可方/指定的被分许可方可能开发的技术资料将跟随许可方改进或被许可方改进并作为许可方改进或被许可方改进的构成部分被不时地提供给另一方。具体而言，被许可方应向许可方提供有关其许可技术开发的所有信息，包括更新、新工艺、物料清单变更、新商业秘密，为避免疑义，这些信息应构成被许可方改进的一部分。
(b)The information receiving Party shall, within five (5) days of actual receipt of each delivery of the Technical Information, inform the information providing Party in writing of the proper receipt of such delivery. The receiving Party shall promptly give notice to the providing Party in writing, if it is discovered that the Technical Information is found to be incomplete, unclear or incorrect within five (5) days upon receipt. The providing Party shall, within thirty (30) days from the date of the receipt of such notice from the receiving Party, clarify, complete or replace, at its own expense, that part of the Technical Information which is incomplete, unclear or incorrect.
信息接收一方应在实际收到各项递交的技术资料后的五（5）日内，书面通知信息提供一方已妥为收讫该等技术资料。如果接收一方在收到上述资料后的五（5）日内发现技术资料不完整、不清楚或不正确，则接收一方应迅速书面告知提供一方。在收到接收一方发出的该等通知后的三十（30）日内，提供一方应自行负担费用，对不完整、不清楚或不正确部分的技术资料进行阐明、补充完整或予以更换。
5.4Transfer of Improvements
改进的转让
In the event that either Party intends to transfer its title and interest in the Licensor’s Improvements or the Licensee’s Improvements jointly owned by the Parties to any third party, such transfer shall be subject to the consent and right of first refusal of the non-transferring Party. The transferring Party shall give a written notice to the other Party specifying the interest that it intends to transfer, the transfer price, the identity of the proposed transferee and any other relevant terms and conditions of the proposed transfer. The other Party shall send a written reply to the transferring Party within thirty (30) days upon receipt of such notice to indicate: (x) whether it consents to the proposed transfer, or

Project Fractal – IP License Agreement
(y) if it does not consent to such transfer, whether it exercises its right of first refusal with respect to the interest proposed to be transferred. Failure of the non-transferring Party to respond in writing to the notice within thirty (30) days upon receipt shall be deemed to constitute a consent to the proposed transfer as required hereunder, and shall also be deemed as a waiver of its right of first refusal with respect to such interest proposed to be transferred.
如任何一方有意向第三方转让其在由双方共同所有的许可方改进或被许可方改进中的权利和权益，该等转让应获得非转让一方的同意，且非转让一方具有购买该方所转让的权益的优先购买权。转让一方应向另一方发出书面通知，列明其拟转让的权益、转让价格、拟受让方以及其他与拟进行的转让相关的条款和条件。另一方应在收到该等通知后的三十（30）日内，以书面形式回复：(x)其是否同意拟进行的转让，或(y)如其不同意进行该等转让，其是否有意对拟转让的权益行使优先购买权。如非转让一方在收到通知后的三十（30）日内未做出任何答复，则应被视为同意拟进行的转让，并且应被视为放弃其对拟转让的权益所拥有的优先购买权。

ARTICLE VICOMPLIANCE
第六条    遵守出口控制的规定
6.1General
一般条款

Each Party shall, and shall cause its Representatives, to implement key operational and financial controls in areas such as accounting, payments, compliance with anti-corruption and global trade laws, protection of intellectual property, and others that are consistent with the mandatory requirements of applicable laws and the best industrial practice.
每一方应，且应促使其代表，在会计、付款、反腐败法律和全球贸易法律合规、知识产权保护以及其他领域，执行符合适用法律强制要求与最佳行业实践的主要运营和财务控制管理制度。

6.2Export Control
出口控制
(a)The Licensor and the Licensee acknowledge that in the event any part of the Licensed Technology is a controlled technology pursuant to the Export Administration Regulations, 15 C.F.R. parts 730-774 or other applicable law of the United States, and requires prior authorization from the Bureau of Industry and Security, US Department of Commerce (“BIS”) or any other regulatory authority before the Licensed Technology and the Licensor’s Improvements may be exported from the United States to the PRC, the license granted under this Agreement shall be subject to the Licensor acquiring an authorization from BIS to transfer the Licensed Technology and the Licensor’s Improvements to the Licensee. The Licensee agrees to cooperate with the Licensor in this endeavor and agrees to comply with all US export laws and regulations relating to the Licensed Technology, the Licensor’s Improvements and the Licensed Products. Failure to obtain such authorization shall not be deemed as the Licensor’s breach under this Agreement, provided that the Licensor shall use its best

Project Fractal – IP License Agreement
efforts to support the Licensee and/or its affiliates to satisfy the requirements of the Export Control and to obtain the license.
许可方和被许可方承认，若根据《出口管理规定》（第15章第730至774条）或其他适用的美国法律，被许可技术的任何部分均为受控制的技术，且在被许可技术和许可方改进可从美国出口到中国前，需要美国商务部工业与安全局（“工业与安全局”）或任何其他监管机构的事先授权，则本协议项下的许可将受制于许可方从工业与安全局取得向被许可方转让被许可技术和许可方改进的授权。被许可方同意就此事和许可方努力合作并同意遵守所有有关被许可技术、许可方改进和被许可产品的美国出口法律和法规。许可方未能取得该等授权不应视为其对本协议的违反，但是许可方应尽其最大努力支持被许可方和/或其关联方满足出口管制的要求并获得许可。
(b)The Licensor and the Licensee acknowledge that in the event any part of the Licensee’s Improvements is a controlled technology pursuant to the applicable law of the PRC, and requires prior authorization from any regulatory authority in the PRC before the Licensee’s Improvements may be exported from the PRC to the United States, the license granted under this Agreement shall be subject to the Licensee acquiring an authorization from such regulatory authority to transfer the Licensee’s Improvements to the Licensor. The Licensor agrees to cooperate with the Licensee in this endeavor and agrees to comply with all Chinese export laws and regulations relating to the Licensee’s Improvements and the Licensed Products. Failure to obtain such authorization shall not be deemed as the Licensee’s breach under this Agreement.
许可方和被许可方承认，若根据适用的中国法律，被许可方改进的任何部分为受控制的技术，且在从中国出口到美国前，需要中国任何监管机构的事先授权，则本协议项下的许可将受制于被许可方从该等监管机关取得向许可方转让被许可方改进的授权。许可方同意就此事和被许可方努力合作并同意遵守所有有关被许可方改进和被许可产品的中国出口法律和法规。被许可方未能取得该等授权不应视为其对本协议的违反。
6.3Anti-corruption
反腐败
Each Party shall comply with all applicable Laws enacted to combat bribery and corruption, including the United States Foreign Corrupt Practices Act, the UK Bribery Act, the principles of the OECD Convention on Combating Bribery of Foreign Public Officials, and any corresponding laws of the PRC and any other countries where business will be conducted by the Company. Each Party shall adopt a policy in relation to anti-corruption laws in compliance with the applicable legal requirements, and shall distribute said policy to all its employees. Each Party shall not, and shall ensure that its personnel do not, directly or indirectly, pay, offer, promise to pay, or give anything of value (including any amounts paid or credited to the other Party) to any person or entity, including an employee or official of a government, government controlled enterprise or company, or political party, with the reasonable knowledge that it will be used to obtain any improper benefit or to improperly influence any act or decision by such person or entity. Any amounts paid by a Party pursuant to this Agreement or any transactions

Project Fractal – IP License Agreement
related hereto will be paid only for the matters herein described in accordance with the terms of this Agreement. The Party shall not, and shall ensure that its personnel do not, offer or accept bribes or kickbacks in any form. Each Party warrants that, to the best of its knowledge, as of the Execution Date, neither it nor any of its Representatives has paid, offered, promised to pay or authorized the payment of, directly or indirectly, any prohibited payment in connection with the award or performance of this Agreement. Each Party agrees to immediately notify the other Party in writing of any request that the former Party receives to take any action that might constitute, or be construed as, a violation of anti-corruption laws or has or should have any reason to suspect that a breach of anti-corruption laws has occurred or may occur. Each Party agrees that the other Party is authorized to take all appropriate actions that it deems reasonable and necessary to avoid a violation of anti-corruption laws. Any third party representatives, including but not limited to, consultants, agents, representatives, custom brokers and freight forwarders who are retained by a Party in connection with this Agreement, must undergo a due diligence background investigation prior to providing any services to the Party, and the engagement of any such third party representative must be approved by the Party’s employee responsible for vetting prospective third party representatives. Further, the retention of any such third party representative must be governed by a signed written contract that includes the anti-corruption requirements set forth in this Agreement. The legal representative of each Party shall sign an annual certification of compliance with the anti-corruption provisions set forth in this Agreement. All the directors and senior management personnel of the Party shall undergo in-person, annual anti-corruption training conducted by an attorney designated by the Party, and sign a certificate documenting that they have successfully completed said training. The costs associated with said training shall be collectively borne by the Party itself.
每一方应遵守任何反贿赂和反腐败的适用法律，包括美国《海外反腐败法》、英国《反贿赂法》、《经济合作与发展组织反对在国际商务中贿赂外国公职人员公约》的原则，以及中国以及其他公司有业务活动的国家的相应法律法规。每一方应根据适用法律的要求采纳与反腐败法规相关的政策，并应将该政策发送给所有员工。每一方不得，且应确保其任何人员不得，在合理知晓有关事物会用来获取不当利益或对实体或个人作出决定产生不适当影响的情况下，直接或间接地向任何实体或个人，包括政府雇员或官员、政府控股的企业或公司或政党，支付、提议支付、承诺支付或给予任何有价值的事物（包括向另一方支付或贷记的任何金额）。一方根据本协议或与本协议相关的交易支付的任何金额应仅为本协议所述事项之目的并根据本协议的条款进行支付。一方不得，且应确保其人员不得以任何形式行贿受贿或支付、收受回扣。每一方保证，在其知晓的范围内，截至签署日，其或其代表从未直接或间接支付、提议支付、承诺支付或被授权支付任何与签署或履行本协议有关的禁止的款项。每一方同意，如果其收到任何请求，被要求采取行动，且该行动可能构成或被认为违反反腐败法律，或有理由怀疑已经发生或可能发生对反腐败法律的违反，应立即将该要求书面通知另一方。每一方同意另一方有权采取其认为合理必要的一切行为避免违反反腐败法律法规。任何第三方代表，包括但不限于一方就本协议考虑聘用的顾问、代理、代表、报关行或货运代理，均应在向其提供服务之前通过背景尽职调查，且对任何该等第三方代表的聘用必须由该方负责审查潜在第三方代表的员工批准。此外，对任何该等第三方代表的

Project Fractal – IP License Agreement
聘用必须签订包含本协议列明的反腐败要求的书面合同。每一方的法定代表人应当每年签署遵守本协议列明的反腐败条款的声明。一方的所有董事和管理人员应当每年亲自参与由其指定的律师开展的反腐败培训，并签署证明完成以上培训的相关文件。以上培训所需费用全部由该方自行承担。

6.4Information Report and Assessment
信息报告和评估
The Licensee shall provide the Licensor with complete and accurate information in response to the Licensor’s inquiries pertaining to the Licensee’s compliance with the requirements set forth in this ARTICLE VI. From time to time, the Licensor may, either directly or through a third party acting as its assessing agent and who has signed the Licensor’s standard confidentiality requirements (each, a “Third Party Assessor”), request information from the Licensee for the purpose of verifying the Licensee’s compliance with this ARTICLE VI. The Licensee shall promptly provide complete and accurate information in response to all such inquiries. If requested in writing by the Licensor, and subject to the Licensee's reasonable site safety and security requirements, the Licensee shall allow, with three (3) days advance notice, the Licensor and/or a Third Party Assessor, to assess the Licensee’s compliance with this ARTICLE VI (each, a “Compliance Assessment”) through one or more of the following procedures: (i) inspection of the Licensee’s facilities; (ii) review of the Licensee’s practices, policies and relevant records; (iii) review of the Licensee’s data security controls; and (iv) interview of the Licensee’s personnel. Compliance Assessments will be conducted in an efficient manner, with minimal disruption of the Licensee's operations, solely as necessary to assess the Licensee’s compliance. The Licensee shall promptly implement reasonable corrective action to remedy any material non-conformance identified by the Licensor. To the extent that the Licensee engages subcontractors to perform any material portion of its compliance obligations under this ARTICLE VI, the Licensee shall require each such subcontractor to: (i) comply with the requirements of this ARTICLE VI; (ii) grant the Licensor the right to conduct a Compliance Assessment of the compliance activities of the subcontractor performed on behalf of the Licensee; and (iii) promptly implement reasonable corrective action to remedy any material non-conformance identified by the Licensor, provided that the Licensor has also provided the Licensee with reasonable advance notice and a description of the corrective actions. Compliance Assessments will be conducted at the Licensor’s expense, provided that the Licensee shall promptly reimburse the Licensor for the cost of such Compliance Assessment if such Compliance Assessment reveals any material non-compliance with the requirements of this ARTICLE VI.
对于许可方关于被许可方是否遵守本第六条所述要求的询问，被许可方应随时向许可方提供完整准确的信息。许可方可以不时地直接或者通过与其签订许可方标准保密要求的作为其评估代理人的第三方（各称“第三方评估人”）要求被许可方提供相关信息，以核实被许可方是否遵守本第六条。对于该等询问，被许可方应立即提供完整准确的信息。经许可方书面要求，受制于被许可方合理的现场安全要求，被许可方应当在提前三（3）日收到通知的情况下，允许许可方和/或第三方评估人通过以下一项或多项程序评估被许可方对本第六条的遵守情况（各称“合规评

Project Fractal – IP License Agreement
估”）：(i) 查验被许可方设施；(ii) 审查被许可方实践、政策及相关记录；(iii) 审查被许可方数据安全控制；以及(iv) 对被许可方人员进行访谈。合规评估应以高效率的方式、仅在评估被许可方合规情况的必要范围内进行，并尽可能减少对被许可方经营的干扰。被许可方应立即针对要求方发现的任何重大违规行为采取合理的纠正措施予以补救。被许可方聘用分包商履行其在本第六条项下义务的重要部分时，应当要求每个分包商：(i) 遵守本第六条的规定；(ii) 允许许可方针对分包商代表被许可方进行的活动进行合规评估；(iii) 针对许可方发现的任何重大违规行为立即采取合理的纠正措施予以补救，前提是许可方也已经向被许可方提供了合理的提前通知和对纠正措施的说明。合规评估的费用应由许可方承担，前提是如果该合规评估揭露任何对本第六条要求的重大违反，被许可方应当立即补偿许可方该等合规评估的费用。

ARTICLE VIISUBCONTRACT
第七条    分包

7.1Upon prior written approval by the Licensor, the Licensee may subcontract the manufacture of the parts of the Licensed Products (except for Hyper Cell) provided that the contracts concluded by the Licensee with the subcontractors contain the following terms and conditions:
经许可方事先书面批准，被许可方可以将被许可产品的零件（Hyper Cell除外）的生产进行分包，前提是被许可方与分包商直接签署的合同应包含下列条款和条件：
(a)the subcontractor must use the Licensed Technology, the Licensor’s Improvements and/or the Licensee’s Improvements exclusively for the purpose of manufacturing the parts of Licensed Products subject to the terms and conditions of the subcontract agreements with the Licensee;
分包商必须仅为生产被许可产品的零件之目的，使用被许可技术、许可方改进和/或被许可方改进，并遵守与被许可方签订的分包合同中的条款和条件；
(b)the subcontractor may not manufacture or assemble parts using information from the Licensed Technology, the Licensor’s Improvements and/or the Licensed Products and sell directly or indirectly such parts to any other entity besides the Licensee or the Licensor;
分包商不得使用从被许可技术、许可方改进和/或被许可产品获得的信息生产或组装零件并直接或间接将该等零件销售给被许可方或许可方之外的任何其他实体；
(c)the subcontractor shall be subject to the same confidentiality obligations as those provided in this Agreement for the Licensee; and
分包商应遵守与被许可方在本协议项下的保密义务相同的保密义务；以及
(d)the Licensee shall not grant the subcontractor the right to sublicense or further subcontract.
被许可方不得授予分包商进行分许可或进一步分包的权利。

Project Fractal – IP License Agreement
(e)the subcontractor acknowledges that Licensor owns all the rights to and in the Licensed Technology and the Licensed Trademarks.
分包商确认，许可方拥有对被许可技术和被许可商标的所有权利。

ARTICLE VIIIQUALITY CONTROL
第八条    质量控制

8.1The Licensee shall procure its Designated Sub-licensees (a) manufacture the Licensed Products to be sold to MAXN and/or any of its Affiliates or authorized purchasers in consistent with the quality standards of the Licensed Products supplied by the Licensor or its Affiliates, (b) implement standards and specifications which the Licensor supplies regarding the quality in the manufacture, promotion, distribution and sale of the Licensed Products, (c) implement modifications to adhere to the standards of quality given by the Licensor; and (d) conduct pre-shipment testing to confirm compliance with the acceptance criteria and/or specifications of the Licensor. The Licensee and the Licensor may access and inspect locations where the Licensed Products are manufactured for the purpose of inspecting of the quality of the Licensed Products. The Licensee (or its Designated Sub-licensees) and the Licensor shall cooperate to lock down and modify the manufacturing process and the operation manual in respect of the Licensed Products. Either Party may designate representative(s) to act on its behalf on this subject matter.
被许可方应敦促其指定的被分许可方(a)按照与许可方或其关联方供应的被许可产品的质量标准一致的标准生产向MAXN和/或其任何关联方或授权的采购方销售的被许可产品，(b)实施许可方提供的有关于被许可产品的生产、促销、分销和销售质量的标准和规格要求，(c)根据许可方提供的质量标准进行修改，以及(d)在产品装运前进行测试以确定是否符合许可方的接收标准和/或规格。为检验被许可产品的质量之目的，被许可方和许可方可进入并检查生产被许可产品的场所。被许可方（或其指定的被分许可方）和许可方应合作敲定并修改有关于被许可产品的生产流程和操作手册。任何一方均可指定代表代其开展该项工作。
8.2In relation to the quality control of the Licensed Products to be sold to MAXN and/or any of its Affiliates or authorized purchasers, the Licensor may take a leading role in assisting the Licensee with determining the local supplier of any parts and components for the Licensee or its Designated Sub-licensees, and the Licensee and the Licensor will coordinate purchase from any local suppliers. Any purchase from local suppliers will be subject to the new supplier introduction and new material verification process of Licensee or its Designated Sub-licensee and be consistent with the high-quality standards of the Licensed Products. For avoidance of any doubts, the Licensor expressly disclaims any and all responsibility or liability with respect to any purchase from such local suppliers by the Licensee.
就向MAXN和/或其任何关联方或授权的采购方销售的被许可产品的质量控制而言，许可方可在协助被许可方决定向被许可方或其指定的被分许可方供应任何零部件的当地供应商的过程中起主导作用，并且被许可方和许可方将就向任何当地供应商开展采购事宜进行协调。任何从当地供应商采购的货品应受制于被许可方或其

Project Fractal – IP License Agreement
指定的被分许可方的新供应商导入和新物料验证流程，并应符合被许可产品的高质量标准。为避免歧义，许可方明确不对被许可方从当地供应商处的任何采购承担任何义务或责任。
ARTICLE IXMAINTENANCE OF RECORDS
第九条    记录的保留

9.1The Licensee shall, and shall cause TZE to, keep complete and accurate records and accounting books of the quality, description and price of the Licensed Products sold or installed, as well as the names and addresses of the customers, and such records and books shall be kept separate from any records and books not relating solely to the Licensed Products for the Licensor’s inspection as well as audit by a third party retained by the Licensor. The Licensee shall cooperate with the Licensor and provide all reasonable assistance to the Licensor to enable the Licensor to inspect and audit through a third party the records during the Licensee’s normal business hours.
被许可方应，且应促使TCL中环，对已销售或已安装的被许可产品的质量、描述、价格以及客户的名称和地址保留完整且准确的记录和会计账簿，并且该等记录和账簿应独立于并非仅与被许可产品有关的任何记录和账簿保存，以供许可方检查和由许可方所聘请的第三方进行审计。被许可方应与许可方合作，并向许可方提供所有合理协助，以使许可方能够在被许可方的正常营业时间内通过第三方对记录进行检查和审计。
ARTICLE XWARRANTY, INDEMNITY AND INFRINGEMENT
第十条    保证、赔偿与侵权
10.1Licensor’s Representations and Warranties
许可方陈述与保证
The Licensor represents and warrants:
许可方陈述与保证如下：
(a)It has sufficient legal rights to license the Licensed Technology to the Licensee in accordance with the terms and conditions of this Agreement.
其拥有充分的合法权利，以根据本协议的条款和条件，将被许可技术许可给被许可方。
(b)It is a company duly organized, validly existing and in good standing under the laws of Singapore, and has the corporate power and authority to execute, deliver and perform its obligations under this Agreement.
其系根据新加坡法律合法设立、有效存续并资信良好的公司，且具有公司权力及授权以签署、交付本协议及履行其在本协议项下的义务。
(c)As of the date hereof, to its knowledge, the Existing Patent Rights as contemplated to be licensed to the Licensee in the worldwide (except for the U.S.) hereunder does not infringe or misappropriate the rights of any third party.

Project Fractal – IP License Agreement
在本协议签署之日，据许可方所知，根据本协议许可被许可方在全世界（除美国外）使用的现有专利权未侵犯任何第三方的权利。
10.2Licensee’s Representations and Warranties
被许可方陈述与保证

The Licensee represents and warrants:
被许可方陈述与保证如下：
(a)It is a company duly organized, validly existing and in good standing under the laws of Singapore, and has the corporate power and authority to execute, deliver and perform its obligations under this Agreement.
其系根据新加坡法律合法设立、有效存续并资信良好的公司，且具有公司权力及授权以签署、交付本协议及履行其在本协议项下的义务。
(b)All corporate actions on the part of it, its officers, directors, and shareholders necessary for the authorization, execution, delivery, and performance of all obligations under this Agreement have been taken as of the date of this Agreement.
被许可方及其管理人员、董事和股东于本协议之日已采取为授权、签署、交付本协议并履行本协议项下的全部义务所必需的所有公司行为。
(c)It shall neither use nor disclose the Confidential Information of the Licensor for any purpose resulting in a competitive harm to, or otherwise adversely affecting the business of, the Licensor and its Affiliates.
其不得基于导致对许可方和其关联方遭受竞争性损害或以其他方式对许可方和其关联方的业务造成不利影响的目的使用或披露保密信息。
10.3Indemnity
赔偿保证
(a)The breaching Party shall indemnify and hold harmless the non-breaching Party and its Affiliates from and against any and all the losses, liabilities, damages, costs, penalties and expenses (including their directors’, officers’, employees’ and agents’, attorneys’ and other professionals’ fees and disbursements) directly incurred in connection with or arising from any breach by the breaching Party of any representation or warranty in this Agreement or of its obligations under this Agreement.
如违约一方违反其在本协议中任何陈述或保证或其在本协议项下的任何义务，违约一方应补偿非违约一方及其关联方就该等违反直接产生的或因该等违反引起的任何及全部损失、责任、损害、成本、罚款和费用（包括其董事、管理人员、员工和代理人、律师和其他专业人员的费用和开支），并使其免受损害。
(b)The Licensee shall further indemnify and hold harmless the Licensor and its Affiliates from and against any and all the losses, liabilities, damages, costs, penalties and expenses (including their directors’, officers’, employees’ and agents’, attorneys’ and other professionals’ fees and disbursements) directly incurred in connection with or

Project Fractal – IP License Agreement
arising from any action or omission of a Designated Sub-licensee that, if taken or committed by the Licensee, would be a breach of any representation or warranty in this Agreement or of its obligations under this Agreement.
如指定的被分许可方有以下任何作为或不作为，被许可方应进一步补偿许可方及其关联方就该等指定的被分许可方的任何作为或不作为直接产生的或因此引起的任何及全部损失、责任、损害、成本、罚款和费用（包括其董事、管理人员、员工和代理人、律师和其他专业人员的费用和开支），并使其免受损害：该等作为或不作为如果是由被许可方采取或实施，会构成其违反其在本协议中的任何陈述或保证或其在本协议项下的任何义务。
(c)The Licensor and the Licensee acknowledge and agree that a Party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms due to any fault of another Party and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-defaulting Party may be entitled at law, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement.
许可方和被许可方承认并同意，如果本协议的任何规定因为一方的任何过错而 没有根据其具体条款得以执行，另一方将受到无法弥补的损害，而且对于本协议的任何违反无法在任何情况下均仅通过金钱赔偿得到充分补偿。因此，在非违约一方可能根据法律有权获得的任何其他权利或救济外，其有权根据实际履行的裁定，强制执行本协议的任何条款，并有权采取临时的、初步的和永久的禁令救济以防止对本协议任何条款的违反或威胁的违反。
10.4Violation and Infringement
违反和侵权

(a)If the Licensee is or at any time becomes aware of any activities which could reasonably be construed as a violation of the license, unauthorized disclosure, misuse, infringement, or misappropriation of the Licensed Technology and/or the Licensor’s Improvements or a violation of Licensor's rights in any of the foregoing, the Licensee shall promptly notify the Licensor and provide the Licensor with any and all evidence thereof in its possession or control. The Licensee shall have the sole and exclusive first right to bring suit and initiate proceedings relating to any infringement of the Licensed Technology and Licensor's Improvements in the PRC and to settle the same. All costs and expenses relating to any such suit or suits or proceeding shall be paid for by the Licensee, and any and all recoveries, awards, or payments from said suits or any settlements thereof shall be divided equally by the Licensor and the Licensee after recovery by the Licensee of its costs and expenses for bringing such suit or proceeding. Any legal counsel selected by the Licensee for such enforcement activities shall be subject to the Licensor's prior written approval, which shall not be unreasonably withheld. The Licensor shall reasonably cooperate with and assist the Licensee in all such suits as the Licensee deems reasonably appropriate or necessary

Project Fractal – IP License Agreement
and all costs and expenses thereof shall be borne by the Licensee. Should the Licensee choose not to bring suit or initiate any such proceeding after a written request from the Licensor, thereafter the Licensor shall have the right to bring such suit or initiate such proceedings at the Licensor’s cost and expense be shared with Licensee pursuant to Article 10.5(e) below. The Licensee shall cooperate with the Licensor as reasonably requested by the Licensor, with respect to such suit or proceeding. Any and all recoveries, awards, or payments from said suits brought by the Licensor or any settlements thereof shall be shared with Licensee pursuant to Article 10.5(e) below.
如果被许可方知晓、或在任何时候开始知晓任何可能被合理解释为违反许可、未经授权的披露、滥用、侵权或挪用被许可技术和/或许可方改进的活动，或侵犯许可方对被许可技术和/或许可方改进所享有的权利的活动，被许可方应立即通知许可方，并向许可方提供其所掌握的所有相关证据。被许可方应拥有提起和发起针对在中国境内对被许可技术和许可方改进的任何侵权行为的诉讼并进行和解的单独和排他性的优先权。与该等诉讼或法律程序相关的所有成本和费用应由被许可方承担，且从该等诉讼或和解中所获得的所有赔偿、补偿或款项应在被许可方就其因提起该等诉讼或法律程序而承担的所有成本和费用获偿后，由许可方和被许可方平均分配。被许可方为该等维权活动所聘请的任何法律顾问应事先获得许可方的书面批准，但其不可无正当理由拒绝。许可方应在所有的该等诉讼中向被许可方提供被许可方认为合理恰当或有必要提供的合理合作和协助，且与该等合作和协作相关的所有成本和费用应由被许可方承担。如经许可方书面要求后，被许可方选择不提起诉讼或发起任何法律程序，则许可方有权自行提起该等诉讼或发起该等法律程序，并根据以下第10.5(e)条与被许可方分担成本和费用。被许可方应许可方的合理要求，就该等诉讼或法律程序与许可方进行合作。许可方从其所提起的该等诉讼或该等诉讼的和解中所获得的所有赔偿、裁决或款项应根据以下第10.5（e）条与被许可方分享。
(b)If there is any action or claim brought against the Licensee alleging that the use of the Licensed Technology infringes the intellectual property rights of a third party, the Licensee shall promptly notify the Licensor, and the Licensor shall decide on taking any steps at the Licensor’s sole discretion for the protection of the Licensor’s rights in relation to the Licensed Technology and the Licensor’s Improvements. Should the Licensor decide to (i) defend the Licensee against, (ii) support the Licensee to defend, (iii) settle, or (iv) support the Licensee to settle, any such claim or action, then the Licensee shall agree that the Licensor shall be provided control and shall provide the Licensor the necessary consents such that the Licensor may control the defense and/or settlement of the action or claim.
如果有任何针对被许可方的行动或主张，声称使用被许可技术侵犯了第三方的知识产权，被许可方应立即通知许可方，而许可方应根据其自行判断决定采取任何措施，以保护许可方有关于被许可技术和许可方改进的权利。如许可方决定(i)为被许可方进行的抗辩，(ii)对被许可方抗辩的支持，(iii)和解，或(iv)对被许可方进行和解的支持，则被许可方应同意许可方有权掌控针对该等诉讼或索赔所进行的抗辩或和解并应向许可方提供使得许可方可以控制抗辩和/或对该等诉讼或索赔的和解所需的同意。

Project Fractal – IP License Agreement
(c)The Licensor shall indemnify the Licensee from and against any and all direct (but not consequential) losses, liabilities, damages, costs, penalties and expenses (including attorneys’ and other professional’s fees and disbursements) directly incurred in connection with or arising from for any suit or claim or action that is instituted by any third party and is attributable to any alleged infringement by the Licensed Technology of any third party’s patent, trademark, trade secrets, copyrights or other intellectual property rights, provided that the Licensee has acted in full compliance with the terms and conditions of this Agreement, including but not limited to the territorial restriction set out in Article 2.1 hereof.
许可方应就被许可方因第三方就直接因被许可技术侵犯其专利、商标、商业秘密、版权或其他知识产权所提起的任何诉讼、索赔或法律程序而遭受的所有直接（但非间接）的损失、责任、赔偿、成本、罚金和费用（包括律师以及其他专业人员的费用和报销款项），前提是被许可方完全符合本协议所规定的条款和条件，包括但不限于本协议第2.1条所规定的地域限制。

10.5Prosecution and Maintenance of IP
知识产权的申请与维护
(a)The Licensor shall have the exclusive right to control the process of prosecuting the filing, prosecution, and maintenance of patents and patent applications worldwide on inventions included in the Licensed Technology and the Licensor’s Improvements, including any related patents and patent applications and including any subsequent patents and patent applications that claim priority to an Existing Patent Right or a Future Patent Right. For the Existing Patent Rights and the Future Patent Rights, the Licensor shall pay the maintenance fees of such patents.
许可方应拥有控制在全球范围内有关包含在被许可技术和许可方改进中的发明的专利申请的提交和申办流程以及专利的维护的排他性权利，其中包括任何相关的专利和专利申请以及对现有专利权或未来专利权主张优先权的后续专利和专利申请。就现有专利权和未来专利权而言，许可方应为该等专利支付维护费。
(b)The Licensor makes no guarantee that any non-issued patent application of the Existing Patent Rights or the Future Patent Rights will be issued as a patent in PRC.
许可方未就将任何现有专利权或未来专利权中未授予的专利申请将在中国获发专利做出任何保证。
(c)The Licensor shall have the exclusive right in determining the manner in which the inventions included in the Licensed Technology and the Licensor’s Improvements will be protected, including whether as patents, designs, or trade secrets.
许可方应拥有确定任何被许可技术和许可方改进中包含的发明获得保护的形式的排他性权利，包括是否作为专利、设计或商业秘密加以保护。
(d)The Licensor shall have the first right but not an obligation to pursue interference oppositions and similar third-party proceedings before the relevant patent office and defense of any patents on behalf of the Licensee and/or the Licensor.

Project Fractal – IP License Agreement
许可方应拥有优先权（而非义务）向相关专利申请部门提出异议及类似的第三方程序、以及代表被许可方和/或许可方对任何专利进行辩护。
(e)The Licensee shall share [..]percent ([..]%) the Licensor’s costs of enforcement of the protection of the Licensed Technology and/or the Licensor’s Improvements outside of United States against third parties (the “IP Enforcement Costs”), including legal costs and attorney’s fees, on the condition that the Licensee will receive [..]percent ([..]%) of the license fees, royalties or other form of monetary consideration paid in cash by third parties to the Licensor, or the damages or compensation awarded by a court or a judicial body to the Licensor, as a result of the future licensing activities and enforcement actions taken by the Licensor (the “IP Enforcement Proceeds”) for which the Licensee has shared the IP Enforcement Costs outside of the United States. The Licensee shall pay its share of the IP Enforcement Costs within fifteen (15) Business Days after it has received notification of such costs from the Licensor with supporting evidence. In the event that the Licensor negotiates a license fee, royalty, settlement payment and other intellectual property enforcement proceeds and other rights or benefits in non-monetary form with a third party, Licensor shall seek the prior consent from the Licensee before such proceeds or rights or benefits in non-monetary forms are confirmed. The Licensor shall pay to the Licensee its share of the IP Enforcement Proceeds within fifteen (15) Business Days after the Licensor has received the relevant payments from the third parties.
被许可方应分担许可方在美国之外针对第三方保护被许可技术和/或许可方改进的费用（“知识产权执行费用”）的百分之[..]（[..]%），包括法律费用和律师费，条件是被许可方将获得因许可方在美国之外将来进行授权活动或采取（由被许可方分担知识产权执行费用的）执行行动而由第三方以现金支付给许可方的许可费、专利使用费或其他货币形式的对价或由法院或司法机构判给许可方的损害赔偿或补偿（“知识产权执行收益”）的百分之[..]（[..]%）。被许可方应在其收到许可方关于此类费用的通知并提供证明后的十五（15）个工作日内支付其应承担的知识产权执行费用。在许可方与第三方协商支付许可费、专利使用费、和解费用和其他知识产权执行收益或非货币形式的其他权利或利益的情况下，许可方在确认该等非货币形式的收益或权利或利益之前，应征得被许可方事先同意。许可方应在其收到第三方的相关付款后十五（15）个工作日内向被许可方支付其应享有的知识产权执行收益。
10.6Disclaimers
免责
Except as expressly set forth in Articles 10.1 and 10.2, all of the Licensed Technology and Licensor's Improvements are provided “AS IS” and “WITH ALL FAULTS”, and none of the Parties makes any warranties, express, implied, statutory or otherwise with respect to the rights and licenses granted by it hereunder, and each Party expressly disclaims implied warranties of merchantability, and fitness for a particular purpose.
除本协议第10.1条及第10.2条明确约定的外，所有的被许可技术和许可方的改进均按照“现状”并附带“所有瑕疵”的状态提供给被许可方。任何一方不应被视为就其根据

Project Fractal – IP License Agreement
本协议授予的权利或许可做出明示的、暗示的、法定的或其他形式的保证，并且任何一方均明确表示不承担任何适销性、以及适用于特定用途。
10.7Limitation of Liability
责任限额
Except for the indemnity obligations as set out in this ARTICLE X herein (such obligations are not limited, capped, or amended by this article), no Party shall be liable under this Agreement to the other Party, under any circumstances whatsoever, for any indirect, punitive, special, incidental, or consequential damages in connection with or arising out of this Agreement (including loss of business, revenue, profits, goodwill, use, data, or other economic advantage), however they arise, whether in breach of contract, breach of warranty or in tort, including negligence, even if such Party has previously been advised of the possibility of such damages. Liability for damages will be limited and excluded under this Article even if any exclusive remedy provided for fails of its essential purpose.
除本协议第十条规定的赔偿义务外（本条并不对该等责任加以限制、规定最高限额或予以修改），任何一方均不会根据本协议在任何情况下对其他方就涉及本协议或因本协议而引起的任何间接、惩罚性、特殊、附带或从属性损失（包括业务的损失、收入、利润、商誉、使用权、数据或其他经济性利益）承担责任，且不以该等损失是否由于违反合同、违反保证或侵权行为（包括过失）造成的为限，即使该方之前曾被告知发生该等损失的可能性。对损失的赔偿责任将根据本条加以限定和排除，即使规定的任何排他性救济措施未能实现其主要的目的。

ARTICLE XICONFIDENTIALTIY
第十一条    保密
11.1Confidentiality
保密
(a)Each of the Parties agrees, during the term of this Agreement and for a period of three (3) years after termination thereof for any reason whatsoever, not to, and shall cause its Representatives not to, disclose the Confidential Information of the disclosing Party to any Third Parties or to the receiving Party's Representatives, except to those Representatives of the receiving Party who reasonably require such information for the purpose of the matters contemplated by this Agreement; provided, however, that a receiving Party may disclose such portions of the disclosing Party's Confidential Information (1) as may be required under applicable law, or (2) under valid subpoena, court order or by any rule or regulation of a court of competent jurisdiction. In the event applicable law requires or a valid subpoena, court order or any other rule or regulation of a court of competent jurisdiction compels a receiving Party to disclose such Confidential Information, the receiving Party, to the extent legally permitted, shall provide the disclosing Party with prompt notice of any such requirement so that the disclosing Party, at its sole cost and expense, may seek an appropriate protective order or other reliable assurance that

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confidential treatment will be accorded the Confidential Information. If the disclosing Party does not obtain such a protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information, or if it does not waive compliance with the provisions of this Article 11.1, the receiving Party will furnish, upon the advice of its counsel, only that portion of such Confidential Information which it is legally required to furnish.
双方同意在本协议期限内并在本协议因任何原因终止后三（3）年内，不得，并且应促使其代表不得，向任何第三方或接收方的代表（为本协议拟议事项而合理需要该等资料的接收方代表除外）披露披露方的保密信息；但是，披露方的任何保密信息如属以下情形，接收方可披露该部分保密信息：(1)适用法律要求披露的，或(2)有效的传票、法院令或有管辖权法院的任何规则或规定要求披露的。如果适用法律要求，或者有效的传票、法院令或有管辖权法院的任何其他规则或规定强制接收方披露保密信息，接收方应在法律允许的范围内及时向披露方提供任何该等要求的通知，以便披露方可自行承担费用寻求适当的保护令或将对保密信息予以保密的其他可靠保证。如果披露方未取得保护令或者将对保密信息予以保密的其他可靠保证，或者未放弃要求遵守本第11.1条约定，则接收方应根据其法律顾问的意见，只提供法律要求提供的那部分保密信息。
“Confidential Information” means any information related to the matters contemplated by this Agreement disclosed (whether prior to, on or after the date of this Agreement) by any Party and/or its Representatives to any other Party, individually or collectively, and/or its Representatives, either directly or indirectly, in writing, orally or by drawings or observation of tangible objects such as documents, prototypes, samples, products and facilities, including, but not limited to any other trade secrets, know-how and other intellectual property or information relating to the disclosing Party's business, operations, products, or technology, together with any and all analyses or other documents prepared by any Party or any of their Representatives that contain or otherwise reflect any of the disclosed information which the receiving Party reasonably should understand is confidential, and with respect to the confidentiality obligation of the Licensee under this Article 11.1, also including the Existing Trade Secrets and/or the Future Trade Secrets, the Licensor’s Improvements and any technology information and materials provided by the Licensor under this Agreement in relation to the Existing Patent Rights or the Future Patent Rights but are not publicly disclosed or otherwise available to the public. The Confidential Information does not include any information which (i) is in the public domain at the time of disclosure by the disclosing Party or is subsequently made available to the general public without restriction and without breach of this Article 11.1 by the receiving Party or its Representatives, (ii) a receiving Party or its Representatives can demonstrate was, at the time of disclosure by the disclosing Party, already in the possession of the receiving Party or its Representatives, (iii) was obtained by the receiving Party or its Representatives from a Third Party without a breach of such Third Party’s (to the receiving Party’s knowledge) or the receiving Party’s obligations of confidentiality

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to the disclosing Party, or (iv) a receiving Party can demonstrate was independently developed by the receiving Party or its Representatives without use of or reference to the disclosing Party’s Confidential Information.
“保密信息”应指任何一方及/或其代表向其他任一方（无论单独或集体）及/或其代表披露（无论是在本协议日期之前、当天或之后）的任何与本协议拟议事项相关的信息，不论是以书面、口头或者图纸或实物观察（如文件、样机、样品、产品和设施）等方式直接或间接披露，包括但不限于商业秘密、专有技术和其他知识产权或涉及披露方业务、经营、产品、技术的其他知识产权或信息，以及任何一方或其任何代表起草的、包含或反映接收方应当合理理解为保密信息的任何已披露信息的任何和所有分析文件或其他文件，就被许可方在本第11.1条项下的保密义务而言，保密信息还包括现有商业秘密、未来商业秘密、许可方改进、许可方根据本协议提供的包含现有商业秘密和/或未来商业秘密的任何部分的任何技术信息和资料、许可方根据本协议提供的与现有专利权或未来专利权有关、但未公开披露或以其他方式为公众所知悉的任何技术信息和资料。保密信息不包括以下任何信息：(i)披露方在披露时该等信息已经为公众所知，或者随后没有限制地并且在接收方或其代表未违反本第11.1条约定的情况下向公众提供的，(ii)接收方或其代表能够证明在披露方披露时已归接收方或其代表占有的，(iii)接收方或其代表从第三方获得的，并且该第三方（据接收方所知）或接收方未违反对披露方的保密义务的，或(iv)接收方能够证明由接收方或其代表在未使用或参考披露方的保密信息情况下独立开发的。
(b)Each Party and its Representatives shall use at least the same degree of care, but no less than a reasonable level of care, and shall take at least those measures that it takes to protect its own most highly confidential information, to protect the secrecy of and avoid disclosure of the Confidential Information of the other Party and shall ensure that its Representatives who have access to the Confidential Information of the other Party have signed confidentiality agreements or are otherwise bound by confidentiality obligations at least as restrictive as those contained herein, prior to any disclosure of the Confidential Information of the disclosing Party to such Representatives.
每一方及其代表应对另一方的保密信息至少运用其保护自身最高机密资料的同等审慎（但不得低于合理审慎水平），并至少采取相同措施，以保护另一方保密信息的保密性，避免披露；并应确保如果该方代表需接触其他双方的保密信息，在向该代表披露披露方的保密信息之前，该代表已签署保密协议或以其他方式受限制程度至少与本协议约定相同的保密义务的约束。
(c)Each Party makes no warranties, express, implied or otherwise, regarding the sufficiency, accuracy, or completeness of the Confidential Information for any purpose, including the warranties of merchantability, fitness for a particular purpose and non-infringement.

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任何一方均未作出有关保密信息用于任何特定目的的充分性、准确性或完整性的任何明示、默示或其他保证，包括有关适销性、适于特定目的和不侵权的保证。
(d)Save as otherwise provided in this Agreement, all documents and other tangible objects containing or representing the Confidential Information, and all copies thereof, together with any and all analyses or other documents prepared by any receiving Party or any of its Representatives that contain or otherwise reflect any of the foregoing information, shall be and remain the sole property of the disclosing Party and, upon the disclosing Party's written request, shall be returned to the disclosing Party or destroyed within thirty (30) days of such written request; provided, however, that electronic copies of or containing Confidential Information that are automatically generated through data backup and/or archiving systems and which are not readily accessible by a receiving Party’s business personnel (the electronic copies), shall not be deemed to violate this Article 11.1, so long as such electronic copies are not disclosed in violation of the terms of this Article 11.1. Notwithstanding the foregoing, nothing in this Article 11.1 shall prohibit a receiving Party's legal department or counsel from retaining one (1) copy, including any electronic copy, of any of the Confidential Information as necessary to comply with regulatory record keeping requirements applicable to it or any internal record keeping policy or procedure to which it is subject. Such retained copy shall remain subject to the confidentiality provisions in this Article 11.1, and such obligation for retained copies shall survive the termination of this Agreement.
除非本协议另有约定，否则包含或体现保密信息的所有文件和其他实物、这些文件和实物的副本以及任何接收方或其任何代表编写的、包含或以其他方式反映前述任何资料的任何和所有分析文件或其他文件，应归并且继续归披露方独家所有，应在披露方提出书面要求后返还披露方或在收到书面要求后三十（30）日内销毁；但是，针对数据备份和/或存档系统自动生成的包含保密信息的电子副本，并且接收方的业务人员不能轻易获取（电子副本），只要电子副本未违反本第11.1条条款而被披露，则不应视为违反本第11.1条。尽管有前述约定，本第11.1条的任何约定均不禁止接收方的法务部或法律顾问根据需要保留任何保密信息的一（1）份副本（包括任何电子副本），以遵守适用于该接收方的记录保存监管要求或该接收方须遵守的任何记录保存内部规定或程序。本第11.1条约定的保密条款仍适用于上述保留副本，并且本协议终止后对保留副本的该等保密义务仍然持续有效。
(e)No Party shall export any technical Confidential Information acquired under this Agreement or any commodities using such Confidential Information to any country to which any relevant government forbids export or, at the time of export, requires an export license or approval, without first obtaining such license or approval. A receiving Party shall obtain the appropriate authorizations and/or exceptions required for export or re-export of such Confidential Information received herein, including restricted technology and/or computer software, and products thereof,

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required under the U.S. International Traffic in Arms Regulation (ITAR) and/or the Export Administration Regulation (EAR).
如果任何相关政府禁止向某国出口，或者出口时须取得出口许可或批准但未事先取得该许可或批准，则任何一方均不得向该等国家出口在本协议项下获得的任何技术性保密信息或使用了该等保密信息的任何商品。接收方应取得在本协议项下获取的保密信息（包括美国《国际武器贸易条例》和/或《出口管理条例》项下的受限技术和/或计算机软件及其产品）出口或再出口所需的适当授权和/或豁免。
Nothing in this Agreement is intended to grant any rights to any Party under any patent, copyright, mask work right, trade secrets, or other intellectual property of the other Party, nor shall this Agreement grant any Party any rights in or to the Confidential Information of the other Party except as expressly set forth herein.
本协议的任何规定均无意向任何一方授予另一方的任何专利权、著作权、掩膜作品权、商业秘密或其他知识产权。除非本协议明确规定，本协议也不向任何一方授予另一方关于保密信息的任何权利。
11.2The Licensee shall enact and execute corporate intellectual property policies as follows:
被许可方应颁布并执行如下公司知识产权政策：
(a)all documentations containing any portion of the Existing Trade Secrets, the Future Trade Secrets, the Licensee’s Improvements or other confidential information related to the P-Series Products (including without limitation any trade secrets developed by the Licensee) must be marked as confidential and treated as confidential information, including protection against disclosure to any third-party except as necessary for business and under an non-disclosure agreement or other confidentiality obligation;
所有包含现有商业秘密、未来商业秘密、被许可方改进或其他与P系列产品有关的保密信息（包括但不限于被许可方开发的任何商业秘密）的任何部分的文件必须被标注为保密，并被作为保密信息对待，包括保护该等信息避免向任何第三方披露（业务所必需的和根据保密协议或其他保密义务规定的披露除外）；
(b)management procedures shall be put in place including, without limitation, that each employee, upon joining the Licensee, shall execute a confidentiality agreement reflecting the terms and conditions of this Article ARTICLE XI, a non-compete agreement (applicable for employees with access to the Licensed Technology, the Licensor’s Improvements, the Licensee’s Improvements and/or any trade secrets developed by the Licensee and may compete with the business of the Licensee by himself/herself or for the interest of any third party, the “Restricted Employees”, including but limited to employees working on Stringers), and proprietary information and invention assignment agreements at least (1) acknowledging that works made for hire shall be the exclusive property of the Licensee, and (2) requiring each employee to disclose and assign to the Licensee any and all rights he/she may have regarding any inventions (not including works made for hire) developed during his/her employment with the Licensee, with terms compliant with PRC laws and

Project Fractal – IP License Agreement
approved by the Licensor, and that the Licensee shall provide each employee with the employee manual incorporating the confidentiality duties as to any materials marked as confidential and any disclosure duty under proprietary information and invention assignment agreements;
应施行管理程序，包括但不限于，每一员工在加入被许可方时应签署条款符合中国法律规定并经许可方批准的反映本第十一条规定的条款和条件的保密协议、竞业禁止协议（适用于接触被许可技术、许可方改进、被许可方改进和/或被许可方开发的任何商业秘密且可能自行或为任何第三方之利益与被许可方的业务竞争的员工，以下简称“受限员工”，包括但不限于载串焊机上工作的员工）以及专有信息和发明转让协议（至少包含以下内容：（1）确认职务发明属于被许可方专有财产，且（2）要求每一雇员向被许可方披露并转让其受雇于被许可方期间的任何发明的任何及所有权利），以及被许可方应向每一员工提供含有对任何标注为保密的资料所应负有的保密职责及专有信息和发明转让协议项下任何披露义务的员工手册；
(c)each employee, staff, and management personnel of the Licensee shall be required to receive training on the corporate intellectual property policies on topics, including without limitation, obligations, duties, and responsibilities with respect to confidential information and policies directed to the protection of such confidential information;
被许可方的每一员工、职员和管理人员应被要求就公司知识产权政策接受培训，主题包括但不限于关于保密信息的义务、职责和责任，以及旨在保护该等保密信息的政策；
(d)all confidential documents disclosing any part of the Existing Trade Secrets, the Future Trade Secrets, the Licensee’s Improvements and/or any trade secrets developed by the Licensee shall be isolated from other non-confidential documentations and shall be made inaccessible to third parties visiting the premises of the Licensee and employees without permission granted by the Licensee, and each visitor to the Licensee who may have the access to the confidential information of the Licensed Technology shall be required to sign confidentiality agreement prior to his visit;
所有披露现有商业秘密、未来商业秘密、被许可方改进和/或被许可方开发的任何商业秘密的任何部分的保密文件应与其他非保密文件分开保存，且不得被到访被许可方场地的第三方以及未被被许可方授予许可的员工接触，并且被许可方应要求每一可能接触被许可技术的保密信息的访客在其到访前签署保密协议；
(e)the Licensee shall incorporate the same confidentiality obligations in the contracts with its suppliers, customers, and any parties who may have access to any confidential information related to the P-Series Products; and
被许可方应在与其供应商、客户和可能接触与P系列产品有关的任何保密信息的任何方所签订的合同中包含相同的保密义务；以及
(f)the Licensee shall maintain, keep updated, and make available to the Licensor, a list of all such Restricted Employees, visitors, suppliers, customers of the Licensee and

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any other parties who may have access to any confidential information related to the P-Series Products as covered by subsections (b), (d) and (e) above, and the Licensee shall promptly notify the Licensor in writing of any resignation, termination or departure of any Restricted Employee.
被许可方应编制、更新并向许可方提供关于上述第(b)、(d)和(e)款所规定的所有受限员工、访客、被许可方的供应商和客户以及其他可能获得涉及P系列产品的任何保密信息人员的清单，并且一旦任何受限员工离职或被辞退，被许可方应立即书面通知许可方。

ARTICLE XIITERM AND TERMINATION
第十二条    期限与终止
12.1Term
期限
The term of this Agreement (the “Term”) shall commence on the Execution Date and terminate in accordance with Article 12.2 of this Agreement.
本协议的期限（“期限”）应自签署日开始，直至根据本协议第12.2条终止。
12.2Termination
终止

12.1.1The Licensee may terminate this Agreement in the case that any of the following events occurs:
若发生以下任一情形，被许可方可终止本协议：
(a)The Licensor has committed a Material Breach and failed to cure such Material Breach within thirty (30) days after the Licensee has given the Licensor written notice thereof.
如许可方出现了重大违约，且在被许可方向许可方发出相关书面通知后的三十（30）日内，许可方未改正该等重大违约。
(b)To the extent permitted by applicable law, the Licensor become insolvent, dissolve, or go into liquidation, whether voluntarily or by operation of law, or make any other arrangements for the benefit of its creditors, or be subject to the provisions of any bankruptcy law, and the aforesaid situation has existed for thirty (30) days.
在适用法律允许的范围内，许可方资不抵债、解散或进入清算程序（无论自行申请或根据法律运作）、或为其债权人利益作出任何其他安排、或受制于任何破产法律的规定，且上述情形已经持续了三十（30）日。
(c)The Licensor has committed fraud against the Licensee.
许可方对被许可方进行欺诈。

Project Fractal – IP License Agreement
(d)There is a material violation of law by the Licensor in connection with this Agreement, including, but not limited to, any anti-corruption laws and money laundering laws applicable to the Licensor.
许可方就本协议有关事项严重违反法律，包括但不限于适用于许可方的任何反腐败法律以及反洗钱法。
12.1.2The Licensor may terminate this Agreement and any rights granted hereunder, at its sole option, in the case that any of the following events occurs. The termination of this Agreement by the Licensor will take effect immediately upon the Licensor’s written termination notice to such effect.
若发生下列任一情形，许可方可依其自行决定终止本协议以及本协议项下所授予的任何权利。许可方对本协议的终止应于具有该等效力的许可方的书面通知之日起立即生效。
(a)The Licensee has committed a Material Breach and failed to cure a Material Breach of this Agreement within thirty (30) days after the Licensor has given the Licensee written notice thereof.
如被许可方出现了重大违约，且在许可方向被许可方发出相关书面通知后的三十（30）日内，被许可方未改正其对本协议的重大违约。
(b)To the extent permitted by applicable law, the Licensee become insolvent, dissolve, or go into liquidation, whether voluntarily or by operation of law, or make any other arrangements for the benefit of its creditors, or be subject to the provisions of any bankruptcy law, and the aforesaid situation has existed for thirty (30) days.
在适用法律允许的范围内，被许可方资不抵债、解散或进入清算程序无论自行申请或根据法律运作）、或为其债权人利益作出任何其他安排、或受制于任何破产法律的规定，且该等情形已经持续了三十（30）日。
(c)Any of the following conditions occurs: (1) change of Control of the Licensee where Control is transferred to any person or entity other than TZE (or any of its Affiliates); (2) merger of the Licensee and any party (provided that it involves a change in Control), or if a substantial portion of the assets of the Licensee is transferred to another company, provided that such circumstances materially prejudice the Licensee’s capacity to perform its obligations hereunder or sale of assets is to one of the Licensor or MAXN’s competitors in the PRC.
发生以下任何情形：(1)被许可方的控制权变更，该等变更使得控制权被转移至除TCL中环（或其任何关联方）以外的任何个人或实体；(2)被许可方与任何方的合并（前提是该等合并包含控制权变更），或若被许可方实质部分的资产被转移至另一公司，前提是该等情形严重损害被许可方履行其在本协议项下的义务的能力或资产被销售至许可方或MAXN在中国的竞争者.
(d)TZE or any of its Affiliates or the Licensee have committed fraud against the Licensor or MAXN.

Project Fractal – IP License Agreement
TCL中环或任何其关联方或被许可方对许可方或MAXN进行欺诈。
(e)There is a material violation of law by the Licensor or any of its Affiliates in connection with this Agreement, including, but not limited to, any anti-corruption laws and money laundering laws applicable to the Licensee and/or any of the shareholders of the Licensee.
许可方或任何其关联方就本协议严重违反法律，包括但不限于适用于被许可方和/或被许可方任何股东的任何反腐败法律以及反洗钱法。
12.3Effect of Termination
终止的效力
(a)Upon termination of this Agreement, the license by the Licensor to the Licensee shall terminate and the Licensee shall cease to use, make, manufacture, assemble, install, market and sell the Licensed Products or use the Licensed Technology and the Licensor’s Improvements; provided however that, for termination under Articles 12.2.1(a), 12.2.1(c), 12.2.1(d) and 12.2.2(d) of this Agreement, the Licensee shall have the right to (i) complete any contract for the Licensed Products entered into with a third party prior to the date of termination of this Agreement to the extent that such contract could be completed prior to the completion of the liquidation of the Licensee, provided that there is no further fabrication or production of the Licensed Products; and (ii) distribute, sell or otherwise dispose of the Licensed Product in its inventory prior to the completion of the liquidation of the Licensee in accordance with the terms of this Agreement.
一旦本协议终止，许可方对被许可方的许可应终止，并且被许可方应停止使用、制造、生产、组装、安装、营销和销售被许可产品，或停止使用被许可技术和许可方改进；但在本协议第12.2.1(a)条、第12.2.1(c)条、第12.2.1(d)条和第12.2.2(d)条规定的终止的情况下，被许可方(i)有权在可以于被许可方清算结束前完成的合同范围内，完成与第三方在本协议终止前签署的被许可产品的合同，前提是不涉及被许可产品的进一步制造或生产；和(ii)有权在被许可方清算完成前分销、销售或另行处置被许可方存货中的被许可产品。
(b)Upon termination of this Agreement, the Licensee shall have no license to or right to use, distribute, copy, modify, disclose or sell any Licensed Technology, Licensor’s Improvements, or any confidential information related thereto. Any material provided or property owned by the Licensor, including any copies of the Existing Trade Secrets or Future Trade Secrets, shall be returned and remain the Licensor’s exclusive property.
一旦本协议终止，被许可方应不再拥有对任何被许可技术、许可方改进、或任何与之相关的保密信息进行使用、发布、复制、修改、披露、销售的许可或权利。许可方提供的任何资料或其拥有的任何财产，包括现有商业秘密或未来商业秘密的任何复印件，应返还并仍为许可方专有的财产。
(c)The obligations of the Parties under this Agreement shall cease forthwith. The termination of this Agreement, for any reason, shall neither release a Party from any liability, obligation or agreement which, pursuant to any provisions of this

Project Fractal – IP License Agreement
Agreement, is to survive or be performed after such termination, nor shall it release any Party from any of its accrued and unfulfilled liabilities and obligations as at such termination.
双方在本协议项下的义务应随即终止。无论本协议因何种原因终止，均不应豁免一方履行根据本协议条款应在本协议终止后继续有效或继续履行的任何责任、义务或约定，亦不应豁免任何一方履行截至该等终止之日已经产生但尚未履行完毕的责任和义务。
(d)The confidentiality obligations under this Agreement shall survive indefinitely the termination thereof. The confidentiality obligations under any agreement between the Licensee and its employees shall also be contracted to survive indefinitely the termination of this Agreement, or any employment between the Licensee and the employee. The Licensee’s obligation not to use, make, manufacture, install, assemble, market or sell the Licensed Products or use the Licensed Technology and/or the Licensor’s Improvements upon termination of this Agreement, shall also survive the termination of this Agreement.
本协议项下的保密义务应在本协议终止之后无限期存续。被许可方与其员工之间任何协议项下的保密义务亦应通过协议约定在本协议或被许可方与其员工之间任何雇佣关系终止之后无限期存续。被许可方在本协议终止后不得使用、制造、生产、组装、安装、营销和销售被许可产品或不得使用被许可技术和/或许可方改进的义务，应在本协议终止后继续存续。
(e)The Licensee shall return any and all materials containing any and all Confidential Information to the Licensor immediately after termination of this Agreement, and to delete any and all copies of such materials containing the Confidential Information in its possession, including any and all copies contained in any computers, databases or electronic or other storage medium. The Licensee shall undertake all commercially reasonable efforts to cooperate with the Licensor to ensure return and/or destruction of all materials is completed. Licensee shall issue a letter from its legal counsel within thirty (30) days following any such termination confirming the return and/or destruction of such materials and compliance with the obligations as set forth in this Article 12.3(e).
被许可方应在本协议终止后立即向许可方返还所有包含保密信息的资料，并删除其所持有的包含有保密信息的该等材料的所有副本，包括但不限于任何电脑、数据库或其他存储媒体中的所有副本。被许可方应当采取所有商业上的合理努力与许可方合作，以确保完成所有资料的返还和/或销毁。被许可方应在本协议终止后的三十（30）日内，由其法律顾问签发一份确认已经返还和/或销毁该等材料和遵守第12.3(e)条所规定的义务的信函。
(f)In the event that the Licensee ceases to exist without any successor as a result of termination of this Agreement pursuant to Article 12.2.2(b) herein, the Licensor shall be automatically vested with the full ownership of the Licensee’s Improvements and the Licensor’s Improvements. The Licensee shall assign all of the Licensee’s corresponding rights to and ownership interests in the Licensee’s

Project Fractal – IP License Agreement
Improvements and the Licensor’s Improvements to the Licensor without further consideration, payment or royalty.
如本协议因第12.2.2(b)条的规定被终止后，被许可方不再存续，且没有任何承继方，则许可方应自动获得被许可方改进以及许可方改进的完整所有权。被许可方应将其在被许可方改进和许可方改进中所拥有的相关权利和所有性权益全部转让给许可方，且无需支付任何对价、款项或专利使用费。

ARTICLE XIIIMISCELLANEOUS
第十三条    其他
13.1Governing Law
适用法律
This Agreement shall be governed by and construed in accordance with the laws of the Singapore.
本协议应受新加坡法律管辖，并根据新加坡法律解释。
13.2Dispute Resolution
争端解决
(a)In the event that any dispute, arises between the Parties under or in connection with this Agreement (“Dispute”), including (without limitation) any question regarding the formation, existence, validity, performance or termination of this Agreement, any Party may refer the Dispute promptly to the other Party (“Dispute Referral”) in an effort to resolve such Dispute through discussions between the Parties. In the event that a settlement is not reached within sixty (60) days of the Dispute Referral, any Party to the Dispute may apply the provisions of Article 13.2(b).
如果双方之间因本协议发生或发生与本协议相关的任何争议、纠纷或索赔（下称“争议”），包括（但不限于）有关本协议的成立、存在、有效性、履行或终止的任何问题，任何一方应立即将争议提交另一方（下称“争议提交”），努力通过双方之间的友好协商解决争议。如果在前述争议提交后六十（60）日内没有达成解决方案，任何争议一方可以适用第13.2(b)条的约定。
(b)In the event that the Parties are unable to resolve any Dispute in accordance with Article 13.2(a), either Party to the Dispute shall have the right to initiate arbitration in Singapore under the Arbitration Rules of the Singapore International Arbitration Centre (the “Rules”) in force when the notice of arbitration is submitted in accordance with these Rules. The number of arbitrators shall be three. The claimant shall appoint one arbitrator, the respondent shall appoint the second arbitrator, and the third arbitrator who shall act as the presiding arbitrator shall be appointed by the President of the Singapore International Arbitration Centre in accordance with the Rules. The arbitration proceedings shall be conducted in Chinese and English.
如果双方无法依照第13.2(a)条解决任何争议，则任何一方应有权将争议提交仲裁，根据仲裁通知提交时有效的《新加坡国际仲裁中心机构仲裁规则》（下称“仲裁规则”）在新加坡通过仲裁解决（仲裁通知的提交应该遵守仲裁规则）。

Project Fractal – IP License Agreement
仲裁员人数应为三（3）人。仲裁申请方应指定一名仲裁员，仲裁被申请方指定一名仲裁员，第三名仲裁员应担任首席仲裁员，并由新加坡国际仲裁中心院长依照仲裁规则指定。仲裁程序应使用汉语和英语。
(c)Any decision or award of the arbitration tribunal shall be final and binding upon the Parties to the arbitration proceedings. The Parties hereby waive, to the extent permitted by law, any rights to appeal against such award or to have such award reviewed by any court or arbitration or administrative tribunal. Each Party agrees that such arbitration award may be enforced against it and its assets wherever they may be found.
仲裁庭做出的任何决定或裁定对仲裁程序参加方都是终局的，且具有约束力。双方特此在法律允许的范围内放弃就裁决提起上诉的权利，以及使该裁决在任何法院、仲裁庭或行政裁判庭进行审查的权利。双方同意仲裁裁决可以针对其或针对其财产在其财产所在地得到强制执行。
(d)In rendering their decision, the arbitrators shall consider the intent of the Parties insofar as it can be determined from this Agreement.
仲裁员在作出裁决时，应考虑可从本协议判断得出的双方意图。
(e)Unless the arbitration tribunal decided otherwise, the costs of the arbitration proceedings (including, without limitation, the fees and expenses of lawyers and other professionals) shall be borne by the losing Party.
除非仲裁庭另有裁决，否则仲裁程序的费用和开支（包括但不限于律师费和其他专业人士费用）应当由败诉方承担。
(f)When any Dispute occurs or when any Dispute is under arbitration, except for the matters under Dispute, the Parties shall continue to exercise their remaining respective rights and fulfill their remaining respective obligations under this Agreement.
当任何争议产生或任何争议在仲裁时，除争议中的事项，双方应继续在本协议项下行使各自的其他权利和履行各自的其他义务。
(g)Without limiting the authority conferred on the arbitral tribunal by this Agreement and the rules specified above, each Party will have the right at any time to immediately seek injunctive relief or award of specific performance against the other Party in any court or other tribunal of competent jurisdiction.
在不限制本协议和上述规则所赋予仲裁机构的权威的前提下，任一方有权在任何时候立即向任何有管辖权的法院或其他机构寻求针对另一方的禁令救济或实际履行的裁定。
13.3Notices
通知
(a)Unless otherwise stated, any notice under this Agreement shall be in writing and addressed and delivered to the other Party in accordance with this Article 13.3 (or to

Project Fractal – IP License Agreement
such other address or facsimile number as the Parties may substitute by notice after the date of this Agreement).
除非另有约定，本协议项下的任何通知应当以书面形式发出，并按本第13.3条约定注明收件人和地址并交付另一方（或交付本协议日期后双方通知替代的其他地址或传真号码）。

If to Licensor (发给许可方)	Maxeon Solar Pte. Ltd. Attention: Peter Aschenbrenner Email: peter.aschenbrenner@maxeon.com
Maxeon Solar Pte. Ltd. 收件人：Peter Aschenbrenner 电子邮件：peter.aschenbrenner@maxeon.com With a copy to: General Counsel Email: LegalNotice@maxeon.com
抄送：总法律顾问 电子邮件：LegalNotice@maxeon.com
If to Licensee (发给被许可方):	Zhonghuan Singapore Investment and Development Pte. Ltd. Attention: Wei Ren Email: renwei@tzeco.com Attention: Yue Zhao Email: yue.zhao@tzeco.com
中环新加坡投资发展私人有限公司 收件人：任伟 电子邮件： renwei@tzeco.com 收件人：Yue Zhao 电子邮件：yue.zhao@tzeco.com

(b)All notices or other communications under this Agreement shall be deemed to be duly given or delivered (a) in the case of communication by letter, when delivered by hand, courier or by express delivery (with return receipt requested) or (b) in the case of communication by facsimile, when transmitted properly to such facsimile number (as shown on the relevant machine-generated transmission report).
本协议项下的所有通知或其他通讯应在以下情况下被视为适当发出或送达：(a)如以信函形式，在以专人递交、快件或快递（要求回执）方式送达时；或(b)如以

Project Fractal – IP License Agreement
传真形式，在适当传输至有关传真号码（依有关机器生成的传输报告显示为准）时。
(c)A notice or other communication received on a non-working day or after 5:00 p.m. in the place of receipt shall be deemed to be served on the next following normal working day in such place.
如果通知或其他通信在接收地的非工作日或下午5:00点之后收到，则应视为在当地下一正常工作日送达。
13.4Force Majeure
不可抗力
(a)A Party shall not be considered to be in breach of any obligation under this Agreement when and to the extent that performance of such an obligation is prevented, whether wholly or in part, by any event of Force Majeure which arises after the date of this Agreement, and shall be entitled in such a situation to suspend performance of such an obligation under this Agreement.
如果一方由于本协议签署日后发生的不可抗力事件受阻不能全部或部分履行其在本协议项下的任何义务，该一方不应被视为构成对本协议项下该项义务的违约，并且该一方有权在此情况下暂停履行该项义务。
(b)If a Party relies on the occurrence of an event of Force Majeure as a basis for being excused from performance of any of its obligations under this Agreement, then such Party so affected shall:
如果一方（受影响方）将发生不可抗力事件作为其免于履行本协议下任何义务的依据，则受影响方应当：
(i)give prompt notice to the other Party of the occurrence of the event of Force Majeure, giving an estimation of its expected duration and the probable impact on the performance of such an obligation;
立即通知另一方发生了不可抗力事件，并说明预计持续时间和对其履行该项义务可能造成的影响；
(ii)make all reasonable efforts to continue to perform its other obligations hereunder;
尽所有合理努力继续履行其在本协议项下的其他义务；
(iii)make all reasonable efforts to overcome the event of Force Majeure excusing performance;
尽所有合理努力克服使其免于履行义务的不可抗力事件；
(iv)make all reasonable efforts to mitigate or limit the damage to the other Parties and the Company;
尽所有合理努力减少或减轻对另一方的损害；
(v)provide periodic updates to the other Party on the matters in (i), (ii), (iii) and (iv); and

Project Fractal – IP License Agreement
就第(i)、(ii)、(iii)和(iv)项的事宜向另一方作出定期通报；以及
(vi)give prompt notice to the other Parties on the cessation of the event of Force Majeure or of the adverse effects thereof on the affected Party's performance of the relevant obligation.
在不可抗力事件终止时，或不再对受影响方履行有关义务产生不利影响时，立即通知另一方。
13.5Entire Agreement
完整协议
This Agreement, together with all annexes, exhibits, and schedules hereto and thereto, constitute the entire agreement among the Parties with respect to the subject matter thereof, and shall replace and supersede all prior agreements, understandings and representations written or oral, with respect thereto.
本协议及其后附附表、附件和附录构成双方之间有关本协议项下事项的完整的协议；取代并替代有关本协议项下事项的所有先前的书面或口头的协议、理解和陈述。
13.6Severability
可分割性
(a)In the event that any term, condition, or provision of this Agreement is held to be or become invalid or be a violation of any applicable law, statute or regulation, the same shall be deemed to be deleted from this Agreement and shall be of no force and effect and the Agreement shall remain in full force and effect as if such term, condition or provision had not originally been contained in this Agreement. The validity and enforceability of the other provisions shall not be affected thereby. In such case or in the event that this Agreement should have a gap, the Parties shall agree on a valid and enforceable provision completing this Agreement, coming as close as possible to the economic intentions of the Parties. In the event of a partial invalidity, the Parties agree that this Agreement shall remain in force without the invalid part. This shall also apply if parts of this Agreement are partially invalid or unenforceable.
若本协议任何条款、条件或规定被认定为或成为无效或违反任何适用法律、法规或规定，该等条款、条件或规定应被视为从本协议中删除，且应不具有法律效力；但本协议仍应继续完全有效，如同本协议自始从未包含该等条款、条件或规定。本协议其他条款的有效性和可执行性不受影响。该等情况下或当本协议存在空白时，双方应达成一个有效并可执行的条款以完善本协议，尽可能接近双方的经济目的。若存在部分无效的情况，双方同意本协议应继续有效，如同无效部分不存在。这同样适用于本协议的某部分被认定为部分无效或不可执行的情况。
(b)The Parties acknowledge and agree that the provisions contained in Article 2.1 hereof are necessary to assure that the Licensor receive the benefit of its bargain with respect to the subject matter of this Agreement and therefore intend that the provisions

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contained in Article 2.1 be enforced as written to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. If the final judgment of a governmental authority of competent jurisdiction declares that any term or provision contained in Article 2.1 is invalid or unenforceable in any material respect, or makes any material modification to such article as contemplated by the next sentence of this section, at the option of the Licensor (to be exercised within thirty (30) days of a final judgment modifying or invalidating all or any part of Article 2.1) the Licensor may terminate this Agreement. Subject to the ability of the Licensor to make the election provided above, the governmental authority shall have the power to reduce the scope, duration or area of such term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision contained in Article 2.1 with a term or provision that is valid and enforceable in such jurisdiction and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and the provisions contained in Article 2.1 shall be enforceable in such jurisdiction as so modified after the expiration of the time within which the judgment may be appealed, without invalidating the remaining provisions contained in Article 2.1 or affecting the validity or enforceability of such provision in any other jurisdiction.
双方确认并同意本协议第2.1条规定的义务对于保证双方取得与本协议内容有关的交易利益是必要的，因此拟将第2.1条规定按其书面约定在申请执行的每一法域所适用的法律和公共政策所允许的范围内，被最大限度执行。如最终政府有权机关宣布第2.1条的任何条款或规定在任何实质方面无效或不能被强制执行，或者按照本段下一句话对第2.1条作出了任何实质修改，则由任一方可选择（在修改或确定第2.1条规定或部分规定无效的最终判决将作出后三十（30）日之内将被行使），任一方可以终止本协议。受限于一方进行上述选择的能力，政府机关应当有权减少该条款或规定的范围、期限或地区、删除特定字词或短语、亦或是用在该法域有效并能强制执行且最接近原条款本意的条款或规定替换第2.1条中无效或不能被强制执行的条款或规定。在该法域的判决上诉期届满后，第2.1条中经过上述修改的部分规定在该法域具有可执行性，且不会导致第2.1条中余下规定被认定无效或影响该条款在任何其他法域的效力或可执行性。
13.7Amendment
修订
This Agreement may be amended by an instrument in writing signed by each Party. This Agreement shall not be modified, amended, canceled or altered in any other way, and may not be modified by custom, usage of trade or course of dealing. All amendments or modifications of this Agreement shall be binding upon the Parties despite any lack of consideration so long as the same shall be in writing and executed by the Parties.
本协议可由双方签署书面文据予以修改。本协议不受任何其它形式的修改、变更、解除或改变，不受任何惯例、商业惯例或交易习惯的变更。对本协议的任何修改或变更应对双方具有约束力，即使缺少对价，只要该等修改或变更是书面的并由双方签署。

Project Fractal – IP License Agreement
13.8Assignment
转让
Neither this Agreement, nor any rights under this Agreement, may be assigned or otherwise transferred by any Party, in whole or in part, whether voluntary, or by operation of non-compulsory law, except, with respect to a Party that is an original signatory to this Agreement on the date of this Agreement, in connection with a change of control of such Party (whether by means of a merger, consolidation, purchase of substantially all the stock or assets, reorganization or similar transaction or series of transactions), other than as set forth herein, and subject to the rights of the non-assigning Party under Article 12.2.2(c). Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of each Party and its respective successors and permitted assigns.
任何一方不得完全或部分地转让或以任何形式转移本协议或本协议项下任何权利，无论是自愿的或是依据非强制性法律，但因在本协议签署之日作为本协议原始签署方的一方发生控制权变更（因合并、兼并、大部分股权或资产的购买、重组或相似的一项或多项交易）而导致的转让除外，但因受限于本协议第12.2.2(c)条所规定非转让方的权利。受限于上述规定，本协议将对每一方及其各自的继承者和被允许的受让方具有约束力，并为保障其利益而订立。

13.9Third Party Benefits
第三方利益
This Agreement shall be binding upon, and inure to the benefit of, each of the Parties and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, shall be deemed to confer any right or remedy upon, or obligate any Party to, any person or entity other than the Parties and their respective successors and permitted assigns.
本协议应对双方及其各自的承继人及许可的受让人有约束力，并确保他们的利益。本协议任何条款，明示或暗示地，均不应被视为确认，或要求任何一方确认双方及其各自的承继人及许可的受让人之外任何人或实体的权利或救济。
13.10Waiver
放弃
No failure to exercise and no delay in exercising of any right or power of a Party under this Agreement, nor any single or partial exercise of such right or power, nor the exercise of any other right or power of such Party, shall operate as a waiver of such right or power. No waiver by any Party of any of its rights or powers, and no waiver by any Party of the other Party's obligations, under this Agreement shall be effective unless it is made in writing.
一方未行使或迟延行使其在本协议项下的任何权利、权力，或仅单独或部分行使该权利或权力，或该一方行使了任何其他权利或权力，均不构成对该权利或权力的放

Project Fractal – IP License Agreement
弃。除非以书面形式作出，否则一方放弃其在本协议项下的任何权利或权力，或一方对另一方在本协议下义务作出弃权，均为无效。
13.11Language and Counterparts
语言和文本
This Agreement is executed in English and Chinese in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. Both language versions shall be equally authentic and each Party acknowledges that it has reviewed both language texts and that they are the same in all material respects. In the event of a discrepancy between the Chinese and English versions of this Agreement, then both versions shall be read to reconcile as closely as possible the original intent of the Parties.
本协议签署中、英文两种文本，每种文本一式一份或多份副本，每一份均为原件，所有副本共同构成同一份协议。双方确认，两种语言文本同等真实有效并已由双方审阅过，有关其重要事项的内容完全相符。如果中文和英文文本有不一致之处，两种文本应尽可能依照与双方最初的缔约意图最接近的方式解读。
13.12Interpretation
解释
(a)In this Agreement: (i) headings are for convenience of reference only and shall not affect the interpretation of the provisions of this Agreement except to the extent that the context otherwise requires; (ii) words importing the singular shall include the plural and vice versa; (iii) words denoting individuals shall include any form of entity and vice versa; (iv) words denoting any gender shall include all genders; (v) where any act, matter or thing is required by this Agreement to be performed or carried out on a certain day and that day is not a Business Day, then that act, matter or thing shall be carried out or performed on the next following Business Day; (vi) unless specified otherwise, any reference herein to any Article, Section, clause, sub-article, sub-clause, Schedule or Exhibit shall be deemed to be a reference to an Article, Section, clause, sub-article, sub-clause, Schedule or Exhibit of this Agreement; (vii) any reference to any agreement, document or instrument shall refer to such agreement, document or instrument as amended, modified or supplemented; (viii) the words “include,” “including” and the derivations thereof shall not be limiting and shall be deemed to be followed by the phase “without limitation;” and (ix) where there is any inconsistency between the definitions set out in this clause and the definitions set out in any Article, Section, clause, sub-article, sub-clause, Schedule or Exhibit, then for the purposes of construing such Article, Section, clause, sub-article, sub-clause, Schedule or Exhibit, the definitions set out therein shall prevail.
本协议中，（1）各部分的标题仅为索引方便而设，标题不影响对本协议条款的解释，本协议另有相反要求的除外；（2）单数形态的词语应包括其复数，反之亦然；（3）代表个人的词语应包括任何形式的实体，反之亦然；（4）指

Project Fractal – IP License Agreement
示任一性别的词语应涵盖所有性别；（5）若本协议要求在任一日期履行或进行任何行为、事务或事项但该指定日期非为工作日，则该等行为、事务或事项应于该等日期后首个工作日进行或履行；（6）除非另有相反约定，凡本协议项下提及任何章、节、条、款、项、附件或附录，均应被视为提及本协议的章、节、条、款、项、附件或附录；（7）凡提及任何协议、文件或文书均指经修改、修订或补充的该等协议、文件或文书；（8）词语“包含”、“包括”及其任何变形不应有限，应被视为其后紧跟着“但不限于”一句；及（9）若本条款中任何定义与任何章、节、条、款、项、附件或附录中的定义不一致，为解释该等任何章、节、条、款、项、附件或附录之目的，应以该等任何章、节、条、款、项、附件或附录中的定义为准。
(b)Should any provisions of any Exhibits be susceptible to several interpretations, they shall be interpreted in such a way that the practical performance of all Exhibits and this Agreement shall be mutually compatible.
如果任何附件的任何条款可以有多种解释，则应按照所有附件和本协议的实际履行相互一致的方式解释。
(c)In the event of any inconsistency between this Agreement and any of the Exhibits where the desired result of Article 13.12(b) cannot be achieved, the provisions of this Agreement shall prevail.
如果本协议和任何附件存在任何抵触，从而使第13.12(b)条所希望达到的结果无法实现，则应以本协议约定为准。
(d)The Parties agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.
双方同意，其在本协议的谈判、制作和签署过程中由律师代理，因此放弃适用规定协议或其他文件中有不明确的规定应按照不利于起草该协议或文件的一方进行解释的任何法律、法规、决定或解释原则。
13.13Cumulation of Remedies
累积救济
The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.
本协议项下提供的权利和救济与法律项下任何权利或救济是累积的，而非排他的。
13.14Equitable Relief
衡平救济

Project Fractal – IP License Agreement
The Parties agree that irreparable damage would occur if any provision of this Agreement including the confidentiality obligations under ARTICLE XI, were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of such provisions or to enforce specifically the performance of such provisions before any court of competent jurisdiction in addition to any other remedy to which they are entitled, without the necessity of posting a bond.
双方同意，若不按照本协议条款履行本协议任何条款（包括第十一条保密条款），可能造成无法弥补的损失，该等情况下，除其拥有的任何其他救济外，双方应有权向任何有管辖权的法院寻求一项或多项禁令，以制止对该等条款的违反或要求强制履行任何条款，且无须提供任何担保。
13.15Disclaimer of Agency
非代理关系免责
This Agreement shall not be deemed to constitute any Party the agent of the other Party.
本协议不应被视为导致任何一方成为另一方的代理人。
        [Signature page follows]
[以下为签字页]

Project Fractal – IP License Agreement
IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.
有鉴于此，双方已于文首所载日期签署本协议。

Licensor/许可方
Maxeon Solar Pte. Ltd.

By/签字：    /s/Kai Strohbecke
Name/姓名：    Kai Strohbecke
Title/职务：    Director

Project Fractal – IP License Agreement
IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.
有鉴于此，双方已于文首所载日期签署本协议。

Licensee/被许可方
Zhonghuan Singapore Investment and Development Pte. Ltd.
中环新加坡投资发展私人有限公司

By/签字：    /s/ Qin Shilong
Name/姓名：    Qin Shilong
Title/职务：    Director

Project Fractal – IP License Agreement
Exhibit 1 – Titles of Existing Patent Rights
附件一 –现有专利权名称

Project Fractal – IP License Agreement

Exhibit 2 – List of the Existing Licensed Trademarks
附件二 – 现有被许可商标清单

1.“SUNPOWER”

2.

3. “MAXEON”

Project Fractal – IP License Agreement
Exhibit 3 – The roles and responsibilities the Parties in UPP technology/product roadmap/definition/development/deployment
附件三 –双方在UPP技术/产品路线图/定义/开发/部署方面的作用和责任

Exhibit 3 – The roles and responsibilities the Parties in UPP technology/product roadmap/definition/development/deployment
附件三 –双方在UPP技术/产品路线图/定义/研发/部署方面的作用和责任

	Maxeon	HSPV 环晟光伏	Remarks 备注
Technology Roadmap 技术路线图	Co-own 共有	Co-own 共有	HSPV primarily determine the pace. 环晟光伏主要决定工作节奏
Innovation 创新	Co-own 共有	Co-own 共有	Some of the innovation may be market specific (e.g. US market). 部分创新可能针对特定市场（例如美国市场）
Product Definition/Configuration 产品定义/配置	Co-own 共有	Co-own 共有	Each party is responsible for the relevant requirements of its markets served. 每一方负责其所服务市场的相关要求
Development (SG2-SG4) 研发（SG2-SG4)）	Participation 参与	Primary owner 主要所有者	Execute at HSPV with MAXN participation (including reviewing progress). 在环晟光伏执行，MAXN参与（包括审查进展）
Continuous Improvement 持续改进	Monitor 监督	Own 自有	Maxeon will adopt. Provide inputs as needed. Maxeon将采纳。根据需要提供意见
IP Filing & Protection 知识产权申请与保护	Co-own 共有	Co-own 共有	Jointly determine the strategy and each party execute the decisions accordingly. 共同确定策略，双方根据决定执行

Project Fractal – IP License Agreement
Exhibit 4 – Designated Sub-licensees
附件四 – 指定的被分许可方

1.Huansheng Photovoltaic (Jiangsu) Co. Ltd., a joint venture company incorporated and registered in the PRC, whose principal place of business is No. 20, Wenzhuang Road, Yixing Economic Development Zone, Jiangsu Province.
环晟光伏（江苏）有限公司，一家在中国组建并注册的合资公司，其主要营业地位于江苏省宜兴经济技术开发区文庄路20号。

2.Huansheng New Energy (Jiangsu) Co. Ltd., a company incorporated and registered in the PRC, whose principal place of business is West of Bianzhuang Village Road, Yixing Economic Development Zone, Jiangsu Province.
环晟新能源（江苏）有限公司，一家在中国组建并注册的公司，其主要营业地位于江苏省宜兴经济技术开发区边庄村路西。

3.Huansheng New Energy (Tianjin) Co., Ltd., a company incorporated and registered in the PRC, whose principal place of business is No.750, Shenzhou Avenue, Future Science and Technology Park (South), Binhai High-tech Zone, Tianjin.
环晟新能源（天津）有限公司，一家在中国组建并注册的公司，其主要营业地位于天津滨海高新区未来科技城南区神舟大道750号。

4.Any new Designated Sub-licensee as notified by the Licensee in accordance with Article 4.1(a).
被许可方根据第4.1(a)条通知的任何新的指定的被分许可方。

Project Fractal – IP License Agreement
Exhibit 5 – Description of Existing Licensee’s Improvements
附件五 – 现有被许可方改进描述

Tools update, development of new process and P-Series Products, changes in bill of materials (BOM), new know-how, etc.
生产工具更新、新工艺和P系列产品的开发、物料清单（BOM）的变更、新技术诀窍等。

Subject to the terms and conditions of Existing Agreements, patents listed below。
受制于现有协议的条款和条件，以下所附专利。